2001 ANNUAL REPORT



WACKENHUT CORRECTIONS




OKLAHOMA



International Services

Location	Facility Type	Capacity
ENGLAND *(2875 Beds)*		
Hassockfield Secure Training Centre-Medomsley	National Prison	40
HM Prison & Youthful Offender Institution Doncaster	National Prison	1,111
HM Prison Lowdham Grange (Nottinghamshire)	National Prison	524
HM Prison & YOI Ashfield (Pucklechurch)	National Prison	400
HM Prison Dovegate (Marchington)	National Prison & Therapeutic Community	800
SCOTLAND *(698 Beds)*		
HMP Kilmarnock (East Ayrshire)	National Prison	548
Dungavel House Immigration Detention Centre	Immigration Detention	150
AUSTRALIA *(9274 Beds)*		
Arthur Gorrie Remand & Reception Centre (Queensland)	Local Prison and Remand Centre	710
Junee Correctional Centre (New South Wales)	State Prison	750
Fulham Correctional Centre (Victoria)	State Prison	775
DIMIA-Christmas Island	Immigration Detention	300
DIMIA-CoCos Island	Immigration Detention	300
DIMIA-Coonawarra	Immigration Detention	900
DIMIA-Curtin	Immigration Detention	850
DIMIA-El Alamein	Immigration Detention	1,200
DIMIA-Maribyrnong	Immigration Detention	80
DIMIA-Perth	Immigration Detention	39
DIMIA-Port Hedland	Immigration Detention	700
DIMIA-Singleton	Immigration Detention	1,000
DIMIA-Villawood	Immigration Detention	390
DIMIA-Woomera	Immigration Detention	1,200
MelbourneCustody Centre	City Jail/Court Duties & Custody Services	80
NEW ZEALAND *(383 Beds)*		
Auckland Central Remand Prison	National Prison	383
REPUBLIC OF SOUTH AFRICA *(3024 Beds)*		
Kutama-Sinthumule Maximum Security Prison	National Prison	3,024
INTERNATIONAL CORRECTIONAL OPERATIONS TOTAL		16,254

Diversified Services

Location	Facility Type	Capacity
ATLANTIC SHORES HEALTHCARE, INC.		
Atlantic Shores Hospital	Private Psychiatric Hospital	72
South Florida State Hospital	State Psychiatric Hospital	350
FLORIDA		
Department of Children & Families	Special Needs-Sexually Violent Predators	152
Broward County Women's Jail	Design/Construction only	1,020
MISSISSIPPI		
East Mississippi Correctional Facility	Adult Male Mental Health	500
AUSTRALIA		
Pacific Shores Healthcare, State of Victoria	Health Services for the State's Public Prisons	N/A
CANADA		
New Brunswick Youth Centre	Province Juvenile Facility Maintenance Services only	N/A
ENGLAND/WALES		
PPS Prisoner Escort & Custody Service (2 areas)	Secure Prisoner Escort & Transportation	N/A
Premier Monitoring Services (2 areas)	Home Detention Services	N/A
NETHERLANDS ANTILLES		
Bon Futuro Prison, Curaçao	Design/Construction/Reconstruction	740
Bon Futuro Prison, Curaçao	Management Consultant Services	740









CALIFORNIA REPUBLIC






CONTRACTS & OPERATIONS

North American Services

Location	Facility Type	Capacity
CALIFORNIA *(4556 Beds)*		
Central Valley Community Correctional Facility	State Community Correctional Facility	550
Desert View Community Correctional Facility	State Community Correctional Facility	568
Golden State Community Correctional Facility	State Community Correctional Facility	550
McFarland Community Correctional Facility	State Community Correctional Facility	224
Taft Correctional Institution	Federal Prison	2,048
Western Region Detention Facility at San Diego	Local Detention Facility	616
COLORADO *(340 Beds)*		
Aurora INS Processing Center	INS Detention Facility	340
FLORIDA *(2486 Beds)*		
Broward County Work Release Center	Community Work Release Center	300
Moore Haven Correctional Facility	State Prison	750
South Bay Correctional Facility	State Prison	1,436
LOUISIANA *(1538 Beds)*		
Allen Correctional Center	State Prison	1,538
MICHIGAN *(480 Beds)*		
Michigan Youth Correctional Facility	State Prison	480
MISSISSIPPI *(1500 Beds)*		
East Mississippi Correctional Facility	State Prison	500
Marshall County Correctional Facility	State Prison	1,000
NEW MEXICO *(1800 Beds)*		
Lea County Correctional Facility	State Prison	1,200
Guadalupe County Correctional Facility	State Prison	600
NEW YORK *(200 Beds)*		
Queens Private Correctional Facility	INS Detention Facility	200
NORTH CAROLINA *(1200 Beds)*		
Rivers Correctional Institution	Federal Prison	1,200
OKLAHOMA *(1800 Beds)*		
Lawton Correctional Facility	State Prison	1,800
PENNSYLVANIA *(1812 Beds)*		
George W. Hill Correctional Facility (Delaware County Prison)	County Jail	1,812
PUERTO RICO *(500 Beds)*		
Bayamon Correctional Facility	State Prison	500
TEXAS *(7177 Beds)*		
Bridgeport Correctional Center	State Pre-Release Center	520
Central Texas Parole Violator Facility	Parole Violator/U.S. Marshal/INS Detention Facility	623
Cleveland Correctional Center	State Prison	520
Coke County Juvenile Justice Center	State Juvenile Facility	200
John R. Lindsey State Jail	State Jail	1,031
Karnes County Correctional Center	County Jail	579
Kyle Correctional Center (New Vision)	State Prison/Chemical Dependency Treatment	520
Lockhart Secure Work Program Facilities (men's)	State Male Work Program Facility	500
Lockhart Secure Work Program Facilities (women's)	State Female Work Program Facility	500
North Texas Intermediate Sanction Facility	State Intermediate Sanction Facility	400
Val Verde County Jail (existing facility)	County Jail	184
Val Verde Correctional Facility (new construction)	Local Detention Facility	600
Willacy County Unit	State Jail	1,000
VIRGINIA *(1000 Beds)*		
Charlotte County Correctional Facility	Adult Male Medium Security	1,000
NORTH AMERICAN CORRECTIONAL SERVICES TOTAL		26,389

WCC












ackenhut Corrections Corporation (WCC) is a world leader in government-outsourced correctional management, medical and mental health rehabilitation services, and other diversified services, with a 28 percent worldwide market share. In addition, WCC is the largest private detention and immigration services provider in the world.

Through its team of approximately 10,000 professionals, WCC develops and implements tailored business solutions that meet the diverse needs of government agencies around the globe. The Company provides:

- Innovative, turnkey programs for the design, construction, financing and management of state-of-the-art correctional facilities, including jails, state and federal prisons, special-purpose institutions, and immigration and detention centers;
- Development and management of medical and mental health rehabilitation facilities and services including those focused on education, substance abuse treatment, counseling, work programs and communit corrections services;
- A range of diversified detention services such as electronic monitoring for home detention, prisone transport and facility maintenance.

At year-end 2001, WCC managed 61 contracts and awards worldwide that represented a 22 percent share of the U.S. private correctional market and a 56 percent share of the international private correctional market. Under these agreements, WCC manages approximately 43,000 offender beds in North America, Australia, Great Britain, New Zealand and South Africa while also providing a range of additional correctional-related services, such as prisoner transport and electronic monitoring.

Founded in 1984 as a division of The Wackenhut Corporation (TWC), WCC was incorporated as a wholly-owned subsidiary in 1988 and became a publicly traded company in 1994. The Wackenhut Corporation owns approximately 57 percent of WCC's common shares which are listed on the New York Stock Exchange under symbol WHC.

WCC's world headquarters is located in Palm Beach Gardens, Florida.
For more information on Wackenhut Corrections Corporation,
please visit the Company's web site at
www.wcc-corrections.com

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

(In thousands, except per share data)	*2001*	*2000*	*1999*	*1998*	*1997*
Total Revenues	$ 562,073	$ 535,557	$ 438,484	$ 312,759	$ 206,930
Income Before Income Taxes, Equity in Earnings of Affiliates and Change in Accounting Principle	$ 24,865	$ 20,856	$ 31,103	$ 24,911	$ 17,996
Income Before Cumulative Effect of Change in Accounting Principle	$ 19,379	$ 16,994	$ 21,940	$ 16,828	$ 11,875
Cumulative Effect of Change in Accounting Principle	$ --	$ --	$ --	$ (11,528)	$ --
Net Income	$ 19,379	$ 16,994	$ 21,940	$ 5,300	$ 11,875
Diluted Earnings Per Share	$ 0.91	$ 0.80	$ 1.00	$ 0.23	$ 0.52
Working Capital	$ 62,996	$ 56,001	$ 79,377	$ 66,319	$ 51,226
Total Assets	$ 221,075	$ 223,571	$ 204,425	$ 148,008	$ 139,203
Shareholders' Equity	$ 130,361	$ 127,164	$ 118,684	$ 102,940	$ 102,295
Diluted Weighted Average Common Shares Outstanding	21,261	21,251	22,015	22,683	22,697

2001 OPERATIONAL GROWTH

Facility Contracts



46
52
56
57
59
60
50
40
30
20
'97
'98
'99
'00
'01

Beds Under Contract/Award



30.1
35.7
39.9
39.9
42.5
60
50
40
30
20
in thousands
'97
'98
'99
'00
'01

Revenue



$206.9
$312.8
$438.5
$535.6
$562.1
600
400
200
0
in millions
'97
'98
'99
'00
'01

Net Income



$11.9
$16.8*
$21.9
$17.0
$19.4
25
20
15
10
5
in millions
'97
'98
'99
'00
'01

* Total Net Income shown is before the cumulative effect of change in accounting principle of $11.5 million after tax for 1998.



George R. Wackenhut
Founder &
Chairman of the Board

George C. Zoley
Vice Chairman of the Board
& Chief Executive Officer

To Our Shareholders



Two thousand and one was an exceptional year for Wackenhut Corrections Corporation (WCC). During this period, we continued to drive internal growth, expanding both the value and the scope of each of our principal businesses; North American Correctional Services, International Correctional Services and Diversified Services. We also worked diligently to maximize the value of our joint ventures and public-private partnerships and we continue to capitalize on our ability to provide high-quality programs that exceed client expectations and produce outstanding customer satisfaction.

Our efforts yielded excellent financial results, once again, making WCC the most profitable company in the privatized correctional management industry. Revenues rose to a record high of $562.1 million compared with $535.6 million in 2000. Due to full activation of our three newest facilities, favorable performance on an Australian immigration centres contract, a decrease in facility lease costs, and increased equity income from affiliates related to the activation of our United Kingdom-based Dovegate prison, net income increased to $19.4 million, or $0.91 per share, after a fourth quarter pre-tax charge of $3.0 million, or $0.09 per share, related to the deactivated Jena, Louisiana facility. This compares with $17 million, or $0.80 per share in 2000, after a third quarter 2000 pre-tax charge of $3.8 million, or $0.11 per share, related to the deactivated Jena, Louisiana facility. What's more, in recognition of our financial strength and industry leadership, the Frank Russell Company added WCC to several key indices, positioning our Company for inclusion in the portfolios of a large number of investors.

WCC's 2001 results would be impressive in any year, but they are even more noteworthy considering that we achieved them during such a difficult period in our nation's history. After several years of banner conditions for the U.S. economy, 2001 presented a different picture to many U.S. companies. A weak economy, compounded by the terrorist attacks on September 11th, gave rise to market conditions that were extremely daunting. However, WCC was well positioned to weather these difficult economic conditions and to excel in spite of them due in part to the "counter-cyclical" nature of the privatized corrections industry. As the economy slows and unemployment rises, offender populations expand, driving greater demand for correction and detention facilities and services.

While this phenomenon protected WCC from many of the business challenges that characterized 2001, we still had to confront issues that were specific to our Company and our industry. For example, we faced increases in general liability costs and worker's compensation insurance rates, we incurred lease-related expenses regarding our deactivated Jena, Louisiana facility and we discontinued two under-performing Arkansas facilities. Notwithstanding these challenges, they did not deter our ability to deliver improved financial results for 2001. Indeed, the fact that WCC performed so well in the face of these issues is a strong source of pride for our Company as well as a clear indication of the effectiveness of our strategy and the skill of our management team.

Passing Operational Milestones

In addition to posting strong financial performance, WCC also marked a number of important operating achievements in 2001. These included activating or implementing numerous contracts that resulted in the addition of nearly of 3,000 new beds:

- We reached full capacity of 616 beds at the Western Region Detention Facility in San Diego, California for the U.S. Marshals Service.
- We completed the development and activated the new multi-security level Val Verde Correctional Facility in Del Rio, Texas along with its existing county jail which are designed to house 720 federal prisoners and 60 county inmates.
- We financed, designed, built and activated the 1,200-bed, $63 million, state-of-the-art Rivers Correctional Institution in Winton, North Carolina, under contract with the Federal Bureau of Prisons.
- We successfully renegotiated the contract for the George W. Hill Correctional Facility in Delaware County, Pennsylvania resulting in approximately $2 million in additional revenues.
- Our United Kingdom joint venture partner, Premier Custodial Group, Ltd. (PCGL), began to manage the new Immigration Detention Centre at Dungavel House, Strathaven, South Lanarkshire, Scotland, which houses up to 150 immigration detainees.
- PCGL also opened the state-of-the-art, 800-bed prison, HM Prison and Therapeutic Community Dovegate in Marchington, Staffordshire, England.
- Our Australian subsidiary, Australasian Correctional Management Pty Limited (ACM), renewed and expanded its healthcare management services contract for The Public Correctional Enterprise (CORE) in Victoria, Australia resulting in a four-year contract valued at $19 million U.S.

During the year, we also continued the construction of a 3,024-bed maximum-security prison in Louis Trichardt, South Africa, one of the world's largest prison initiatives of its kind. The new prison opened on schedule and on budget in February 2002. We also developed a contingency emergency plan for the

Australian Department of Immigration and Multicultural & Indigenous Affairs (DIMIA) to establish three emergency centres that would expand our managed detention capacity from 3,000 to 6,000 individuals.

Driving Global Growth

At WCC, we look to the future with great optimism. We expect to compete for approximately 18,000 new beds over the next 12 to 18 months. We know that in this coming year, we expect steady U.S. growth prospects at the federal level with the Federal Bureau of Prisons, Immigration and Naturalization Service and the U.S. Marshals Service. In addition, our prospective U.S. clients may become even more valuable to our stability due to a new law enacted in 2001 that gives the U.S. Department of Justice the authority to allow longer-term contracts. This new law will improve our Company's ability to raise less expensive capital to fund the construction of new facilities for federal clients, further bolstering the prospects for WCC's domestic growth.

On the international front, we also foresee strong growth driven by significant opportunities in both correction and immigration detention facilities in the Australia, Great Britain, New Zealand and South Africa. There is exceptional growth potential in the international arena with new market opportunities and governments that are willing to forge new partnerships with private industry to seek and provide cost-efficient, innovative quality services.

Our diversified services business, which includes providing health care and mental health services, special needs population services, home detention electronic monitoring, and prisoner transport services operates in an untapped global market that is ripe for growth. We are continuing to maximize our opportunities in this arena through targeted marketing campaigns.

Our solid growth prospects give us good reason to believe that WCC faces a bright future. In fact, we demonstrated our confidence in 2001 by completing the purchase of 122,000 shares of our common stock as approved by our Board for repurchase in 2000. We are thankful to our Board members for their ongoing support and guidance. In particular this year, we recognize the excellent service of John R. Ruffle and Manuel J. Justiz who announced their retirement in 2001. We will miss their valuable insights, experience and profound commitment to WCC's success.

Forging Ahead

In early March 2002, The Wackenhut Corporation (TWC), WCC's parent company, agreed to merge with Group 4 Falck, a Denmark-based multi-national security and correctional services company. As a result, if the merger is completed, TWC will no longer be a publicly held company. WCC will continue to trade on the New York Stock Exchange and if the transaction is consummated, TWC's 57 percent majority ownership of WCC will transfer to Group 4 Falck. Completion of the merger is subject to the approval of TWC shareholders and requisite regulatory agencies as well as customary conditions.

As a prerequisite to this transfer of WCC shares to Group 4 Falck, WCC's board of directors formed a special committee of independent directors to evaluate the transaction. After careful investigation and evaluation of the transaction, the committee recommended to approve the transaction. Further, WCC has secured sufficient safeguards to guarantee unhampered global competition in a concerted effort to protect the independence of each company. As a result, there will be no change in WCC's corporate structure, our commitment to providing quality services to each of our worldwide customers, and our dedication to driving steady growth.

All of us at WCC are extremely proud of our Company's growth in 2001. What's more, we are dedicated to achieving comparable growth levels in 2002. The economic, political, demographic and ideological factors that shape the U.S. and international privatized corrections industries all point to steady industry expansion. Moreover, WCC has the strengths in place to leverage these favorable industry conditions—strengths that include our solid core competencies, powerful existing infrastructure, extensive portfolio of services, and aggressive but realistic business development efforts.

But these attributes are only part of the WCC success story. We also have a global reputation for quality and service based on our dedication to building and preserving long-term client partnerships. We have a powerful management infrastructure. We have a network of regional offices around the world that allows us to strengthen our contractual relationships and meet client needs while steadily maintaining the growth of our global business. Perhaps most importantly, we have a discipline of continually evaluating our contracts to identify those that present operational or financial concerns so that we can renegotiate more favorable terms or decline to renew. This sharp focus on strengthening our customer relationships while looking out for the best interests of our shareholders has always been, and will always be, a central component of WCC's success.

In summary, Wackenhut Corrections Corporation is a company of extraordinary people performing extraordinary work—a fact that has built our business in the past and will drive our growth in the future. We are very proud of our tremendous achievements in 2001 and we look forward to many more years of success for WCC and our shareholders.



George R. Wackenhut
Founder &
Chairman of the Board



George C. Zoley
Vice Chairman of the Board
& Chief Executive Officer



GLOBAL SERVICES



Federal, State and Local government has historically been responsible for managing the pre-trial and convicted offender population in the United States. However, by the mid-1970s, rising prison costs, overcrowded facilities and a need for improved programs clearly signaled that this responsibility was open to other considerations. In 1984, the first U.S. adult prison was privatized, spawning the outsourcing of government correctional and detention services as a new industry. One of the first companies to enter this field was WCC and we have proudly provided quality correctional services to local, state and federal governments ever since.

NORTH AMERICAN SERVICES



Through the years, WCC has adhered to a disciplined business model that steadily drives internal growth while leveraging our sound financial position to support external growth. Our approach of "achieving strategic growth through operational excellence" has allowed us to capture lucrative business opportunities and to grow through diversification — factors that have ultimately made us the most profitable company in our industry.

Moreover, our keen focus on excellence has enabled WCC's professionals to deliver the outstanding service that has become our Company's defining characteristic. Our privatization services translate to powerful advantages for our clients including fast response to their needs, development and management cost savings of between 10 and 30 percent, timely project completions, lower construction costs, innovative programs and designs, shared accountability and no-risk, fixed-price contracts. The value of these advantages is evidenced by WCC's leadership position in the $40 billion U.S. private correctional services, our contract win ratio of more than 40 percent, and our contract renewal rate in excess of 90 percent and our U.S. market share of 22 percent.

The U.S. inmate population is expected to continue to rise—resulting in a projected increase of 10 percent, to a total of 2.9 million adult offenders by 2009. We anticipate that the percent of inmate population under private management will also increase from a current rate of six percent in 2002 to 14.2 percent in 2009 spelling solid opportunities for WCC's continued growth.

Our industry continues to hold significant growth potential driven by several factors. First, privatization currently accounts for only 15 percent of the government's correctional, rehabilitative and treatment services. Industry experts forecast that privatized correctional management services revenues will rise by almost 20 percent annually through 2004, reaching $3.7 billion, as privatization continues to gain acceptance among federal agencies, in less conservative states and at local-level jails which house nearly one-third of all adult prisoners.

The trend toward privatization is being spurred by government needs to find cost effective ways to deliver comprehensive correctional services, to deliver innovative new programs that can reduce recidivism and gain priority status with public policy makers, to replace aging infrastructures and to provide positive, economically stimulating options to struggling, low-growth areas.

The U.S. inmate population is expected to continue to rise—resulting in a projected increase of 10 percent, to a total of 2.9 million adult offenders by 2009. We anticipate that the percent of inmate population under private management will also increase from a current rate of six percent in 2002 to 14.2 percent in 2009, spelling solid opportunities for WCC's continued growth.

Another key factor driving the growth of the industry and making privatization an appealing option for government agencies is the rise in overall inmate populations, particularly at the federal level where capacity is expected to grow 50 percent by 2006. As prison populations increase, government is challenged to control costs, reduce overcrowding, and improve the quality of services. Privatization is a vital tool for accomplishing these goals.Several factors point to an ongoing increase in inmate populations, including:

- Enhanced sentencing laws, and the growth of the overall population between the ages of 15 to 24—statistically the age group that commits the most crime;
- An upsurge in the number of facilities needed to house special prisoner populations such as the elderly, substance abusers, those with chronic health problems or mental disabilities, and other special needs; and
- Focused enforcement of the 1996 Immigration Reform Act which has rapidly increased the number of illegal and criminal aliens being housed in federal prisons for a wider range of crimes, creating a need for additional alien-only criminal facilities.

In light of these growth drivers, we see significant business development opportunities for WCC in the privatization of existing facilities and in the construction and management of new privatized prisons, as well as through the improvement and expansion of existing contract terms.

We are well positioned to capitalize on these opportunities. Our past success in capturing our industry's market opportunity has enabled WCC to post consistent growth of managed/awarded beds as evidenced by our compound annual growth rate of 45 percent from 1987 through 2001. What's more, we have prepared for our ongoing growth by substantially investing in our infrastructure, establishing North American Operations regional offices in Florida, Texas and California, as well as regional offices in each of our overseas locations. All of these offices are staffed by operations management professionals charged with oversight of our existing facilities as well as developing and managing our growth.

In addition, our ability to fund our growth was significantly strengthened at the end of the 2000 legislative year when Congress enacted the Department of Justice Appropriations Act, 2001.



At risk youth will hopefully be jolted with a shadowy premonition of what lies ahead on the current road they have chosen.

In 2001, combined local, state and federal jail and prison offender populations exceeded two million—a dramatic statistic that indicates a clear-cut need for WCC's impressive portfolio of high-quality services. Our 18 years of experience in creating innovative programs for our clients gives us a unique ability to understand and anticipate the needs of our government client partners.

This law grants the U.S. Department of Justice the authority to enter into longer-term contracts, directly affecting the procurement of our future contracts from the Federal Bureau of Prisons (FBOP), Immigration and Naturalization Service (INS) and U.S. Marshals Service (USMS). Since each of these federal agencies can enter into contracts for longer periods than previously, WCC—and our entire industry—will have greater access to capital at better terms. This will stimulate growth in the industry and give us an edge in obtaining the funding required to construct federal facilities.

In 2001, combined local, state and federal jail and prison offender populations exceeded two million—a dramatic statistic that indicates a clear-cut need for WCC's impressive portfolio of high-quality services. Our 18 years of experience in creating innovative programs for our clients gives us a unique ability to understand and anticipate the needs of our government client partners.

WCC offers government agencies a comprehensive portfolio of corrections programs. Our core services encompass a turn-key approach to designing, building, financing and managing a wide range of correctional facilities. In fulfilling these multiple roles, our professionals deliver superior customer satisfaction by demonstrating a thorough understanding of every client expectation, as well as a firm grasp of the complex obligations associated with each contract. We further ensure full contract compliance through the deployment of a comprehensive quality assurance program.

In addition to our core services, we offer a wide range of specialized programs. These include our management of the world's largest in-prison Therapeutic Community (TC) substance abuse treatment program in Kyle, Texas, one of the largest Private Industry Enhancement (PIE) work programs for inmates in Lockhart, Texas and the first privatized state mental health prison in Lauderdale County, Mississippi. The tremendous success of these programs has been crucial to WCC's growth, as it has fortified our industry leadership position and driven greater demand for our services.



P.I.E. Program in Lockhart, Texas.



As the privatized correctional industry evolves, we have devoted significant attention to forging professional alliances that benefit our Company as well as our clients. WCC is a founding member of The Association of Private Correctional & Treatment Organizations (APCTO), an industry trade association representing the interests of private correctional and treatment providers, other service and product providers, government officials and individuals interested in private corrections and treatment. APCTO's membership is concerned with maximizing accountability in both fiscal and contract performance, upholding the industry's legal and professional standards, protecting the safety of industry employees and offenders in the care of member organizations, and establishing mutually beneficial partnerships with government agencies.

Our new U.S. contracts add strength to our already impressive track record of leadership in the privatized corrections industry. In 2001, we steadily built our U.S. business by activating three new correctional facilities that totaled 2,600 beds. These included:

- We met full capacity, 616 adult detainees, at the Western Region Detention Facility in San Diego, California. Previously, we completed a $26.5 million renovation of this county facility. Our new five-year contract with the U.S. Marshals Service will generate revenues of approximately $140 million.
- We signed a new comprehensive management contract for the Val Verde Correctional Facility in Del Rio, Texas and its existing county jail. This is a multi-security-level facility designed to house 720 federal prisoners and 60 county inmates, and our contract for it is estimated to produce annual revenues for WCC of approximately $13.5 million.WCC designed, built and activated this facility in 2001 on schedule and to the exact needs of our client.

We are proud of our distinguished reputation and continually strive to meet and exceed the industry's many standards of quality.

- We designed, built, financed and acitvated the $63 million, state-of-the-art Rivers Correctional Institution in Winton, North Carolina. This 1,200-bed, adult male facility houses low-security District of Columbia prisoners, and will operate under a 10-year management contract with the Federal Bureau of Prisons is valued at $327 million.

We are proud of our distinguished reputation and continually strive to meet and exceed the industry's many standards of quality. WCC is regularly certified and accredited by the industry's most recognized and eminent organizations — a fact that illustrates our deep commitment to delivering top-quality services to every client. Where applicable, our management teams seek, achieve and maintain accreditation by more than a dozen third-party organizations, including the American Correctional Association (ACA), the International Organization of Standards (ISO), the National Commission on Correctional Health Care (NCCHC), and the Joint Commission on Accreditation of Healthcare Organizations (JCAHO).

Our ability to meet the high standards of these organizations has enabled WCC—and our clients—to pass key milestones. For example, in 2001, WCC provided the State of Michigan and the Michigan Department of Corrections with the ACA accreditation at our Michigan Youth Correctional Facility with an outstanding score of 99.5 percent. Our Cleveland Correctional Center in Cleveland, Texas received their initial ACA accreditation with a score of 100 percent. And our George W. Hill Correctional Facility in Thornton, Pennsylvania earned their initial ACA accreditation—making it the first adult, local detention facility in that state to become ACA accredited.



When WCC initiated our international business in 1992, the market was a sleeping giant. In 1990, the first international correctional facility was privatized in Australia, forever changing the character of the international corrections arena. Today, that arena is showing dramatic growth with rising prison populations in several countries—presenting tremendous opportunity for WCC to partner with government agencies to deliver our world-renowned correction and detention services.



INTERNATIONAL SERVICES

To exemplify this striking trend, in 2000, South Africa's 224 prisons were so severely overcrowded that the government released 11,000 prisoners who were charged with lesser crimes. Industry experts estimate that South Africa is currently operating at 160 percent capacity. Likewise, New Zealand posted an astonishing 37 percent increase in incarcerated offenders from 1991 to 2000, which is expected to continue to escalate for the foreseeable future. Australia's daily average prison population increased four percent from March 1999 to March 2000 and, specifically in New South Wales, the inmate population rose six percent between June 2000 and June 2001. Similarly, the United Kingdom has reportedly experienced a 44 percent increase in prison population from 1991 to 2000.

In addition to rapidly rising prison populations, many overseas government entities are also confronted with some of the same challenges faced by their counterparts in the U.S. including greater accountability to the public for the services entrusted to them. Accordingly, WCC's extraordinary growth and innovation in the U.S. marketplace serves as a sound operational and financial foundation for our international team to address similar business opportunities in the overseas market.

We believe that an increasing number of these potential global clients have a myriad of reasons for turning to WCC's experts for partnership in their correctional initiatives. To illustrate our expertise, through the years we have earned a global reputation for quality and possess a keen understanding of our international clients' requirements. Our seasoned professionals have the ability to manage a wide range of state-of-the-art services that produce immediate benefits for our government agency clients. This form of public-private partnership offers a more progressive, cost-effective alternative to traditional correctional methodologies. In fact, our success in creating and managing the world's finest specialized correctional programs has made WCC the clear leader in the international marketplace.

We offer our international clients the distinct advantages of our unrivaled experience and our strict discipline of implementing proven industry "best practices."

We offer our international clients the distinct advantages of our unrivaled experience and our strict discipline of implementing proven industry "best practices." By leveraging our relationships with overseas subsidiaries and joint venture partners, as well as by utilizing our highly successful domestic "best practices," WCC has won a number of significant contracts for the provision of correctional and detention facilities through public-private partnerships and private finance initiatives. These initiatives provide an opportunity for government and the private sector to join together to develop cost effective and innovative solutions for facility design, construction, financing and management, as well as contract services for secure prisoner transportation, electronic monitoring for home detainees, and prison health care services around the world. These include operations in the United Kingdom, Australia, New Zealand and South Africa. Our Company has secured this leadership position in the escalating multi-billion dollar international market with an impressive 56 percent international market share.

Unprecedented growth in the global privatized corrections arena will significantly impact our international business.

Our powerful network of worldwide partners fuels our capability to deliver top-quality services to government agencies across the globe.

Unprecedented growth in the global privatized corrections arena will significantly impact our international business. While the U.S. market has matured at a steady pace, targeted international markets are now playing "catch-up" as evidenced by their over-capacity levels which average 20-60 percent. The swiftly growing need for high-quality, specialized and cost-effective correctional and diversified services in the United Kingdom, Australia, New Zealand and South Africa presents a tremendous opportunity for WCC's team of international industry professionals. In particular, South Africa is poised to embrace privatization and reap the valuable benefits of outsourcing its prison system services, which are currently operating in excess of 160 percent over capacity.

Besides larger inmate populations, there are additional reasons for stating that privatization in international markets is expected to escalate in the coming years, including:

- the government's commitment that all new facilities in England and Wales will be designed, constructed, managed and financed ("DCMF" contracts) by the private sector;
- the United Kingdom Immigration Department is on record as stating that it will require an estimated 30,000 additional illegal immigration beds throughout the next several years. Currently, 100 percent of the country's immigration detention services are privatized;
- the unprecedented rise in illegal aliens in Australia, which presents a need for additional management services for the country's multi-thousands of detainees and low-security illegal immigrants;
- the fact that the proven economic benefits of developing privatized correctional and detention facilities in low-growth areas are becoming more accepted.



An officer monitors the dayroom at an ACM facility.

Our powerful network of worldwide partners fuels our capability to deliver top-quality services to government agencies across the globe. To ensure that we are positioned to deliver unparalleled services to every client regardless of location, WCC has created several skill-specific subsidiaries and

Our Company's continued success of new contracts and openings in the burgeoning international market secures WCC's global leadership position.

formed a variety of partnerships with leading organizations around the globe. These partners, who are renowned experts in their particular fields, include:

Premier Custodial Group LTD (PCGL)


PREMIER

Our joint venture between WCC (UK) and Serco, Ltd., Premier Custodial Group LTD (PCGL) is a leading service contractor to governments. PCGL designs, constructs, finances and manages prisons in Great Britain and also operates prisoner transportation and court custody services across the United Kingdom, along with home detention services that monitor offenders released early from prison.

South African Custodial Services (Louis Trichardt) (PTY) LTD (SACS)



Our South African joint venture, South African Custodial Services (SACS) was formed to design, construct, finance and operate prisons.

Australasian Correctional Management Pty Limited (ACM)


ACM

Our wholly owned subsidiary, ACM designs, builds and operates a number of prisons, as well as immigration detention and health care services.

Our Company's continued success of new contracts and openings in the burgeoning international market secures WCC's global leadership position. WCC's 2001 achievements helped to bolster our already strong presence in the overseas privatization business. Our new contracts and openings for the year include:

- PCGL began the management of the new Immigration Detention Centre at Dungavel House, Strathaven, South Lanarkshire, Scotland. The facility is operated by a subsidiary, Premier Detention Services under contract to Her Majesty's Principal Secretary of State for the Home Department and houses



Training at a PPS facility secures opportunities upon release and reduces recidivism.



Dovegate's vast expanse of surrounding countryside allowed for the creation of the greenest and best landscaped prison development in the United Kingdom. Areas around the lakes are used for walking, exercising and bird watching.

up to 150 immigration detainees. The five-year contract will generate revenues of approximately U.S. $30 million over the five-year term.

- PCGL also opened a state-of-the-art prison, HM Prison & Therapeutic Community Dovegate, in Marchington, Staffordshire, England. The 800-bed, adult male prison and therapeutic treatment facility was designed, built and financed by the Company and represents our first private therapeutic prison in the United Kingdom The 25-year contract is expected to generate in excess of U.S. $900 million in revenues over the life of the contract.
- ACM is negotiating with the Australian Department of Immigration and Multicultural & Indigenous Affairs (DIMIA) to develop a contingency plan to establish three emergency centers for up to 3,000 low-security, unauthorized arrivals, doubling the existing capacity for these detainees to a total capacity of 6,000 beds. On an annualized basis, the contract revenue increased to U.S. $4.7 million per year from U.S. $1.4 million per year. We currently operate an exclusive contract and provide management services to the country's six immigration detention centers.
- ACM also renewed and expanded its health care management services contract for The Public Corrections Enterprise, Victoria, Australia to include comprehensive primary health care services to approximately 2,144 offenders housed in 11 public prisons. The new, four-year contract has a total value of U.S. $20 million. On an annualized basis, the contract revenue increased to U.S. $5 million per annum from U.S. $1.4 million per annum.

WCC's international professionals are recognized for their excellence by the industry's most distinguished organizations.

- SACS completed construction and opened the 3,024-bed maximum-security prison in Louis Trichardt, South Africa in February 2002—signifying one of the world's largest prison initiatives of its kind. The new state-of-the-art prison is the country's second private correctional facility in two years.

WCC's international professionals are recognized for their excellence by the industry's most distinguished organizations.Throughout our history, WCC's international professionals have been steadfast in their commitment to excellence. As the need for innovative, high-quality corrections services grows at a ceaseless pace, our people are prepared to deliver.

To reinforce and recognize this commitment, many of our international facilities have received acknowledgments from the industry's most distinguished organizations, including the National Safety Council of Australia Ltd., the International Organization for Standardization, the British Safety Council's Sword of Honor, British Safety Council's Five Star Safety Award, Investors In People and Charter Mark.

For example, in 2001, our United Kingdom joint venture, PCGL earned global recognition for its world-class environmental management and awareness program at HM Prison and Young Offender Institution-Doncaster in South Yorkshire, England. The facility became the first prison in the world to achieve ISO 14001 certification, an international standard for Environmental Management Systems. In addition, PCGL's management of Villawood Immigration Detention Centre received ISO 9001 certification for its Total Quality Management system.


ISO
International Organization for Standardization



Dungavel House Immigration Detention Centre in Scotland is housed in an historic building which was once the Duke of Hamilton's hunting lodge. The buildings were later used as a low security prison by the Scottish Prison Service (SPS).

During the 1970s, state governments began the process of de-institutionalizing the mentally ill. Because the development of community mental health systems typically did not keep pace with this trend, many of the former patients have become homeless and, consequently, drawn into the criminal justice system. As a result, jails and prisons have become the defacto mental health institutions of our time.



The clock tower at the center of the new South Florida State Hospital in Pembroke Pines, Florida stands as a symbol to the changing times in the treatment and care of persons served.

DIVERSIFIED SERVICES

This movement has created the continued need for additional specialized services within the jail and prison populations. Furthermore, the mental health community has begun to recognize the value of a protected institutional environment for a seriously and persistently mentally ill population and, during its re-organization efforts, has identified the need for these institutional beds. However, existing facilities have deteriorated due to years of neglect while these de-institutionalization efforts were underway—creating an opportunity for WCC to develop new, higher-quality facilities.

WCC has built our world-class reputation by responding to our clients' evolving requirements for specialized programs that offer cost-effective solutions and deliver sustained results. Our business development strategy is simple but effective: to leverage our core competencies—including our powerful infrastructure, experienced team of professionals and wide range of services—to market our highly acclaimed solutions worldwide.

We are keenly focused on spurring our continued growth by expanding our offering of diversified services, which include health care and mental health care services, special needs population facilities, home detention services and prisoner transport services, as well as by extending our global reach in all of these areas. Our success in creating innovative solutions is one of the clearest reasons why privatizing health care and mental health care services makes sense.

Our success in creating innovative solutions is one of the clearest reasons why privatizing health care and mental health care services makes sense.

As WCC continues our diversified services growth initiative, we are directing our attention to the untapped public mental health market which is the basic premise for which the Company in 1997 established Atlantic Shores Healthcare, Inc. (ASH), our wholly-owned mental health services subsidiary. We are sharply focused on serving this sector and advancing this complementary business by leveraging our existing expertise in such areas as comprehensive health care and mental health care services including substance abuse services, psychiatric services, mental health services for senior citizens and other institutional health care programs.


ATLANTIC SHORES
HEALTHCARE, INC.

In particular, we are targeting our efforts on state psychiatric hospitals which offer a significant opportunity for privatization. Outsourcing affords substantial economic benefits such as controlled costs as well as improved operation and performance and new, more efficient physical plants. In addition to these benefits, new, for-profit facilities often infuse new tax revenues into state and local economies and privatized facilities generally attract professional managers and staff members while offering positions to a greater number of private-sector workers.

The mental health care and special needs privatization market is expanding, offering WCC significant growth potential. The opportunities in the mental health care and special

The mental health care and special needs privatization market is expanding, offering WCC significant growth potential.



South Florida State Hospital in Pembroke Pines, Florida.

We distinguish ourselves as a leader by taking an innovative approach to our many challenges, and by continually re-assessing the design of facilities and delivery of services.

needs privatization market are beginning to grow at a steady pace due to a variety of factors. First, there has been a general shift toward a desire for more flexible and creative non-institutional residential mental health treatment environments. In addition, several states have recently passed legislation—the Involuntary Civil Commitment of Sexually Violent Predators Act—requiring that sexually violent predators be treated in a civil commitment setting. Florida is one of the most progressive states to implement this new legislation.

These two factors are driving an increased need for employing a multi-disciplinary approach in a rehabilitative residential setting that includes transitional services. The introduction of new requirements to foster improved management responsibility with specialized staff training and the implementation of efficient staffing levels have impacted the growth, as well. The result is an intensified focus on implementing cost-effective solutions that ensure both accountability and the skilled delivery of services. Also, there is a greater need for improved operational efficiencies not presently achieved within traditional, outdated infrastructures.

We distinguish ourselves as a leader by taking an innovative approach to our many challenges, and by continually re-assessing the design of facilities and delivery of services. The increased demand on health services for special needs populations with considerable medical problems and chronic medical conditions has challenged the Company to intensify our efforts to deliver quality health care and mental health care.

The entrepreneurial spirit exhibited by WCC and ASH has created a national model for integrating the private sector into public health care and mental health care delivery.

We have met this challenge by recruiting exceptional health care professionals, and by empowering them to create new, cost-effective health care options.

Our mental health care professionals are demonstrating the effectiveness of our strategy by fostering change in the age-old paradigm of public care. In the residential mental health environment, our highly accomplished team utilizes the industry's "best practices" to deliver measurable improvements for our clients, including developing and adhering to a fixed annual budget; reducing reliance on long-term residential care and recidivism; and achieving distinguished accreditation.

The entrepreneurial spirit exhibited by WCC and ASH has created a national model for integrating the private sector into public health care and mental health care delivery. Our Company marked a groundbreaking chapter in our history, along with impacting the delivery of mental health care services, when ASH designed, financed, built and opened the new South Florida State Hospital site after assuming the operational responsibility of the existing hospital in November 1998. The flagship psychiatric South Florida State Hospital campus is a stellar example of innovation at its finest. This public-private initiative encompasses a progressive alternative to design, build, finance and operate a state-of-the-art facility.

South Florida State Hospital is the first state psychiatric hospital in the nation to be exclusively outsourced to private industry. Through this initiative, the state of Florida replaced a costly, outdated facility with a new, more efficient hospital within the existing facility budget. The 350-bed mental health care



A view of part of the campus at South Florida State Hospital.

Our success in delivering the finest diversified services is evidenced by our numerous contracts in the U.S. and overseas. We are intently focused on extending our success in the privatized health care, mental health care and special needs arenas, as well as in other diversified services, to government agencies across the globe.

complex in Pembroke Pines, Florida is being managed by ASH and represents our first comprehensive public-private partnership to operate a state psychiatric hospital. The South Florida State Hospital has approximately 450 full-time health care and mental health professionals who possess extensive administrative operations expertise in clinical and residential settings.

The distinctly non-institutional atmosphere of South Florida State Hospital not only improves the mental health care experience for the residents, but it also plays an integral role in their overall treatment and recovery. The 260-acre campus has a village-like environment with covered walkways, a town center, and inviting landscaping that helps residents prepare to return to their own communities.

An outstanding accomplishment for South Florida State Hospital in its first year of operation was its accreditation by the Joint Commission on Accreditation of Healthcare Organizations (JCAHO)—a distinction that was unprecedented for the 40-year-old hospital. ASH also owns and manages Atlantic Shores Hospital in Fort Lauderdale, Florida, a 72-bed, accredited psychiatric health care facility.

Our success in delivering the finest diversified services is evidenced by our numerous contracts in the U.S. and overseas. We are intently focused on extending our success in the privatized health care, mental health care and special needs arenas, as well as in other diversified services, to government agencies across the globe.

We are extremely proud of the caliber and experience of our professionals—both those in-



Control Central is housed in Premier Monitoring Services' Head Office (left) in Norwich, England. Premier Monitoring Services Ltd was specifically created and tailored to meet the demands of the burgeoning requirements of the UK Electronic Monitoring of Offenders. The task is twofold; to monitor prisoners who are released early from prison in order to maintain control and structure in their lives while affording the opportunity for them to re-integrate into society and also, to manage the expansion of the curfew sentence to all courts in our two contract areas in England and Wales. At the present time, PMSL is monitoring in excess of 1500 curfewees.

house and those who work with us through our partnership agreements—who are deeply committed to building and delivering some of the most unique services in the industry. Our diversified global business portfolio illustrates the success of this team:

- In the United Kingdom, we dominate the home detention electronic monitoring services segment with 1,500 offenders on electronic tags, representing more than 66 percent of the market.
- We manage 25 percent of the United Kingdom's privatized prisoner transport services market, providing secure transportation for more than 150,000 prisoners per year.
- In Australia, the Company has renewed and expanded its health care management services contract for The Public Corrections Enterprise, Victoria, Australia to include comprehensive primary health care services to approximately 2,144 offenders housed in 11 public prisons. The new, four-year contract has a total value of U.S. $20 million. On an annualized basis, the contract revenue increased to U.S. $5 million per annum from U.S. $1.4 million per annum.





The monitoring system (above) consists of the 'tag' (that looks similar to a diver's watch) which is fitted to the curfewee's ankle. The small unit is installed at the place of residence and monitors the whereabouts of the tag The unit is connected by phone line to the Control Centre and alerts the system of any violation. The system can operate independently of power and phone sources to ensure that monitoring is not interrupted.

Control of the operation is exercised from the purpose-built centre in Norwich using software designed and refined by Premier Geografix. The Field Monitoring Officer (right) is provided with a car, mobile phone, pager, fax and all the curfew equipment needed.

FINANCIAL REVIEW

Market for the Company's Common Equity and Related Stockholder Matters

The following table shows the high and low prices for Wackenhut Corrections Corporation's ("the Company") common stock, as reported by the New York Stock Exchange, for each of the four quarters of fiscal 2001 and 2000. The prices shown have been rounded to the nearest $1/100th. The approximate number of shareholders of record as of February 13, 2002, was 186.

	2001		2000	
Quarter	High	Low	High	Low
First	$ 9.88	$ 7.44	$ 11.38	$ 8.38
Second	14.50	8.85	9.38	6.25
Third	14.63	12.35	9.69	7.19
Fourth	16.30	11.90	7.75	6.00

The Company intends to retain its earnings to finance the growth and development of its business and does not anticipate paying cash dividends on its capital stock in the foreseeable future. Future dividends, if any, will depend, among other things, on the future earnings, capital requirements and financial condition of the Company, and on such other factors as the Company's Board of Directors may consider relevant.

The Company actively pursued its stock buy-back program in open market and block purchases. During fiscal 2001 and 2000, the Company purchased 122,000 and 500,000 shares, respectively, of its common stock at an average price of $12.68 and $9.87 per share, respectively.

Forward-Looking Statements

Certain statements included in this document may contain forward-looking statements regarding future events and future performance of the Company that involve risks and uncertainties that could materially affect actual results, including statements regarding estimated earnings, revenues and costs and estimated openings of new facilities and new global business development opportunities. For further discussion of these statements, refer to the inside back cover of this document.

Selected Financial Data

The selected consolidated financial data should be read in conjunction with the Company's consolidated financial statements and the notes thereto.

Fiscal Year Ended:(1)	2001		2000		1999		1998		1997	
RESULTS OF OPERATIONS:										
Revenues	$ 562,073	100.0%	$ 535,557	100.0%	$ 438,484	100.0%	$ 312,759	100.0%	$ 206,930	100.0%
Operating income	24,184	4.3%	18,912	3.5%	26,041	5.9%	22,501	7.2%	16,545	8.0%
Income before cumulative effect of change in accounting for start-up costs	19,379	3.4%	16,994	3.2%	21,940	5.0%	16,828	5.4%	11,875	5.7%
Cumulative effect of change in accounting for start-up costs	—	0.0%	—	0.0%	—	0.0%	(11,528)	(3.7)%	—	0.0%
Net income	$ 19,379	3.4%	$ 16,994	3.2%	$ 21,940	5.0%	$ 5,300	1.7%	$ 11,875	5.7%
EARNINGS PER SHARE — BASIC:										
Income before cumulative effect of change in accounting for start-up costs	$ 0.92		$ 0.81		$ 1.01		$ 0.76		$ 0.54	
Cumulative effect of change in accounting for start-up costs	—		—		—		(0.52)		—	
Net income	$ 0.92		$ 0.81		$ 1.01		$ 0.24		$ 0.54	
EARNINGS PER SHARE — DILUTED:										
Income before cumulative effect of change in accounting for start-up costs	$ 0.91		$ 0.80		$ 1.00		$ 0.74		$ 0.52	
Cumulative effect of change in accounting for start-up costs	—		—		—		(0.51)		—	
Net income	$ 0.91		$ 0.80		$ 1.00		$ 0.23		$ 0.52	
WEIGHTED AVERAGE SHARES OUTSTANDING:										
Basic	21,028		21,110		21,652		22,119		22,015	
Diluted	21,261		21,251		22,015		22,683		22,697	
FINANCIAL CONDITION:										
Current assets	$ 139,612		$ 129,637		$ 134,893		$ 94,464		$ 75,172	
Current liabilities	76,616		73,636		55,516		28,145		23,946	
Total assets	221,075		223,571		204,425		148,008		139,203	
Total debt	—		10,000		15,000		213		225	
Shareholders' equity	130,361		127,164		118,684		102,940		102,295	
OPERATIONAL DATA:										
Contracts/awards	61		57		56		52		46	
Facilities in operation	59		51		50		40		32	
Design capacity of contracts	39,965		39,944		39,930		35,707		30,144	
Design capacity of facilities in operation	35,941		32,536		32,110		26,651		20,720	
Compensated resident days(2)	11,068,912		10,572,093		9,636,099		7,678,858		5,192,614	

(1) The Company's fiscal year ends on the Sunday closest to the calendar year end. Fiscal 1998 included 53 weeks. Fiscal 2001, 2000, 1999, and 1997 each included 52 weeks.

(2) Compensated resident days are calculated as follows: (a) per diem rate facilities - the number of beds occupied by residents on a daily basis during the fiscal year and, (b) fixed rate facilities - the design capacity of the facility multiplied by the number of days the facility was in operation during the fiscal year. Amounts exclude compensated resident days for United Kingdom facilities.

Quantitative and Qualitative Disclosures About Market Risk

Introduction

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company's consolidated results of operations and financial condition. The discussion should be read in conjunction with the consolidated financial statements and notes thereto.

Forward-Looking Statements

Certain statements included in this document may contain forward-looking statements regarding future events and future performance of the Company that involves risks and uncertainties that could materially affect actual results, including statements regarding estimated earnings, revenues and costs and estimated openings of new facilities and new global business development opportunities. For further discussion of these statements, refer to the inside back cover of this document.

Overview

The Company, a 57% owned subsidiary of The Wackenhut Corporation ("TWC", NYSE: WAK and WAKB), is a leader in offering government agencies a turnkey approach to developing new correctional institutions that includes design, construction, financing and operations. It provides a broad spectrum of correctional services, which include adult corrections, juvenile facilities, community corrections and special purpose institutions. Additionally, the Company is a leading developer and manager of public sector mental health facilities.

The Company has contracts/awards to manage 59 correctional facilities in the United States, the United Kingdom, Australia, South Africa, and New Zealand with a total of 39,543 beds, and additional contracts for prisoner transportation, correctional health care services, mental health services, and facility design and construction.

Financial Condition

Liquidity and Capital Resources

The Company's principal sources of liquidity are from operations, borrowings under its credit facilities, and sale of its rights to acquire prison facilities. Cash and equivalents totaled $46.1 million at December 30, 2001, compared to $33.8 million at December 31, 2000.

One of the Company's sources of liquidity is a $30 million multi-currency revolving credit facility, which includes $5.0 million for the issuance of letters of credit. At December 30, 2001, there was no amount outstanding under this facility. This revolving credit facility expires December 18, 2002. At December 30, 2001 the Company had five letters of credit outstanding in an aggregate amount of approximately $0.2 million. Availability related to these instruments at December 30, 2001 was $30.0 million.

At December 30, 2001, the Company had outstanding thirteen letters of guarantee totaling approximately $10.2 million under separate international facilities.

The Company has a $220 million operating lease facility established to acquire and develop new correctional institutions used in its business. As of December 30, 2001, approximately $154.3 million of this operating lease facility was utilized for four properties in operation.

The term of the operating lease facility expires December 18, 2002. The Company is exploring a number of alternatives to refinance the outstanding balance, and believes it will be successful in these efforts. However, there can be no assurance that the Company will be able to complete the refinancing prior to December 18, 2002. Upon expiration of the operating lease facility, the Company may purchase the properties in the facility for their original acquisition cost. If the Company were to purchase the properties, the Company may use a number of forms of debt financing which would require the properties, and any related debt incurred to purchase the properties, to be reported on the Company's balance sheet. Alternatively, the Company may cause the properties to be sold to a third party. If the sales proceeds yield less than the original acquisition cost, the Company will make up the difference up to a maximum of 88% of the original acquisition cost.

In connection with the financing and management of one Australian facility, the Company's wholly-owned Australian subsidiary was required to make an investment of approximately $5 million. The balance of the facility was financed with long-term debt obligations which are non-recourse to the Company. The subsidiary has a leasehold interest in the facility and does not have the ultimate rights of ownership. In the event the management contract is terminated for default, the Company's investment of approximately $5 million is at risk. The Company believes that the risk of termination for default is remote and notes that the project has operated successfully for 5 years. The management contract is up for renewal in September 2002. Management believes the management contract will be renewed. If the management contract is not renewed (other than due to a default), the subsidiary's investment must be repaid by the state government.

Cash provided by operating activities amounted to $29.5 million in fiscal 2001 compared to cash provided by operating activities of $25.9 million in fiscal 2000, primarily reflecting higher net income.

Cash used in investing activities decreased by $17.0 million to $3.9 million in fiscal 2001 as compared to fiscal 2000. This change is primarily due to reduced capital expenditures in 2001 and increased repayments of company advances by affiliates in 2001.

Cash used in financing activities increased by $1.2 million to $11.2 million in fiscal 2001 as compared to fiscal 2000. This change reflects higher net repayments on long-term debt offset by fewer repurchases of common stock.

Current cash requirements consist of amounts needed for: working capital; capital expenditures and supply purchases; investments in joint ventures; and investments in facilities. Some of the Company's management contracts require the Company to make substantial initial expenditures of cash in connection with opening or renovating a facility. The initial expenditures subsequently are fully or partially recoverable as pass-through costs or are billable as a component of the "per diem" rates or monthly fixed fees to the contracting agency over the original term of the contract.

Twenty-one contracts are subject to renewal in 2002. Management of the Company believes they will be successful in the renegotiation of these contracts except as separately discussed herein. However, there can be no assurance that the Company will be able to renew these contracts.

The accumulated other comprehensive loss component of shareholders' equity increased from a deficit of $5.5 million at December 31, 2000 to a deficit of $20.8 million at December 30, 2001, primarily due to the adoption of Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," and a decrease in the value of the Australian dollar relative to the United States dollar in connection with our Australian and New Zealand operations. See "Notes to Consolidated Financial Statements - Interest Rate Swaps."

Management believes that cash on hand, cash funds from operations and available lines of credit will be adequate to support currently planned business expansion and various obligations incurred in the operation of the Company's business, both on a near and long-term basis.

The Company's access to capital and ability to compete for future capital intensive projects is dependent upon, among other things, its ability to renew its $220 million operating lease facility and its $30 million revolving credit facility at reasonable rates in 2002. A substantial decline in the Company's financial performance as a result of an increase in operational expenses relative to revenue could limit the Company's access to capital.

Inflation

Management believes that inflation, in general, did not have a material effect on the Company's results of operations during fiscal 2001 and 1999. However, in fiscal 2000, the Company experienced increased wage pressures due to tight labor markets in certain key geographic areas. In addition, the Company was negatively impacted by significant increases in utilities costs in fiscal 2000, particularly in the western United States. While some of the Company's contracts include provisions for inflationary indexing, inflation could have a substantial adverse effect on the Company's results of operations in the future to the extent that wages and salaries, which represent the largest expense to the Company, increase at a faster rate than the per diem or fixed rates received by the Company for its management services.

Market Risk

The Company is exposed to market risks, including changes in interest rates and currency exchange rates.

These exposures primarily relate to changes in interest rates with respect to a $220 million operating lease facility and a $30 million revolving credit facility and the Company's renewal of these facilities in 2002 at reasonable rates. Monthly payments under these facilities are indexed to a variable interest rate. Based upon the Company's interest rate and foreign currency exchange rate exposure at December 30, 2001, a 100 basis point change in the current interest rate or a 10 percent increase in historical currency rates would have approximately a $1.5 million effect on the Company's financial position and results of operations over the next fiscal year.

Related Parties

As discussed herein, the Company has related party transactions with its parent company, TWC. Additionally, the Company has significant transactions with Correctional Properties Trust ("CPV", NYSE: CPV). The Company and CPV have three common members on their respective board of directors. The Company leases eleven facilities from CPV under ten year operating leases.

Results of Operations

The following discussion should be read in conjunction with the Company's consolidated financial statements and notes thereto.

Fiscal 2001 compared with Fiscal 2000

Revenues increased $26.5 million, or 5.0% to $562.1 million in 2001 from $535.6 million in 2000. The increase in revenues is the result of new facility openings offset by lower construction revenue, closure of two facilities and lower compensated resident days at the DIMA facilities in Australia. Specifically, revenue increased approximately $52.5 million in 2001 compared to 2000 due to increased compensated resident days resulting from the opening of two facilities in 2000, (Auckland Central Remand Prison, Auckland, New Zealand in July 2000 and the Western Region Detention Facility at San Diego, San Diego, California in July 2000) and the opening of two facilities in 2001 (Val Verde Correctional Facility, Del Rio, Texas in January 2001 and the Rivers Correctional Institution, Winton, North Carolina in March 2001). Revenues decreased by approximately $27.3 million in 2001 compared to 2000 due to less construction activity. Revenues also decreased by approximately $10.4 million in 2001 compared to 2000 due to the cessation of operations at the Jena Juvenile Justice Center, the expiration of our contracts with the Arkansas Board of Correction and Community Punishment and a decline in compensated resident days at the DIMA facilities. The balance of the increase in revenues was attributable to facilities open during all of both periods and increases in per diem rates.

The number of compensated resident days in domestic facilities increased to 9.2 million in 2001 from 8.8 million in 2000. Average facility occupancy in domestic facilities was 97% for 2001 and 2000. Compensated resident days in Australian facilities increased to 1.9 million in 2001 from 1.8 million in 2000 primarily due to the opening of the Auckland Central Remand Prison in July 2000. Average facility occupancy in Australian facilities decreased to 94.3% in 2001 from 99.1% in 2000.

The Company has 21 existing contracts up for renewal in 2002. Management expects to renew these contracts, except as discussed below, but can provide no assurance that the Company will be successful in these efforts.

In December 2001, the Company was issued a notice of contract non-renewal by the Administration of Corrections from the Commonwealth of Puerto Rico for the management of the Bayamon Correctional Facility. The current contract is set to expire March 23, 2002. The Company has met with various government officials in an effort to reverse the initial decision. There can be no assurance that these efforts will be successful. The Company does not expect the discontinuation of the management contract to have a significant adverse impact on the Company's future results of operations and cash flows. The Bayamon Correctional Facility is owned by the government and there is no lease commitment on the part of the Company.

On June 30, 2002, the Company's contract with the California Department of Corrections (the "Department") for the management of the McFarland Community Corrections Center is set to expire. The Company believes that the Department may not renew this contract due to budgetary constraints. The Company is continuing its efforts to extend the current contract through discussions with the legislature and department officials, as well as offering the facility to other interested government agencies. There can be no assurances that these efforts will be successful. The facility is currently in the fourth year of a ten-year non-cancelable operating lease with CPV. In the event the Company is unable to extend the contract or find an alternative use for the Facility, the Company will be required to record an operating charge in 2002 related to its future minimum lease commitments with CPV. The remaining lease obligation is approximately $6.0 million through April 28, 2008.

Operating expenses increased by 3.6% to $500.5 million in 2001 compared to $483.0 million in 2000. As a percentage of revenues, operating expenses decreased to 89.1% in 2001 from 90.2% in 2000. This increase primarily reflects the four facilities that were opened in 2001 and 2000, as described above. Additionally, there are a number of secondary factors contributing to the increase in operating expenses in 2001 as compared to 2000 which include the following: lease expense for payments made to CPV of $20.9 million, excluding the Jena lease payments included in the Jena charge, offset by $1.9 million in amortization of the deferred revenue from the sale of properties to CPV; and expenses related to the construction of a new facility for the government of the Netherlands Antilles. The decrease as a percentage of revenue is the result of improved operations at a number of facilities including: Lea County Correctional Facility (New Mexico), Michigan Youth Correctional Facility (Michigan), and North Texas Intermediate Sanction Facility (Texas) and the termination of its management service contract for the Grimes and McPherson Correctional Facilities on June 30, 2001. The Company implemented strategies to improve the operational performance of these facilities and believes their performance has stabilized. However, there can be no assurance that these strategies will continue to be successful. Additionally during 2001 the Company renegotiated its management contract for the George W. Hill Correctional Facility. The Company purchases comprehensive general liability, automobile liability and workers' compensation with a $1.0 million deductible per occurrence. The deductible portion of the Company's risk is re-insured by TWC's wholly-owned captive re-insurance company. The Company pays TWC a fee for the transfer of the deductible exposure. The Company continues to incur higher insurance costs due to a hardened seller's insurance market, which was exacerbated by the events of September 11, 2001 and historical adverse claims experience. The Company's insurance costs increased significantly during the third and fourth quarter of 2001. The Company paid premiums related to this program of approximately $22.0 million in fiscal 2001 as compared to approximately $13.6 million in fiscal 2000. Management believes these costs have stabilized, however, the increases may continue in the future. The Company has implemented a strategy to improve the management of future claims incurred by the Company but can provide no assurance that this strategy will result in lower insurance rates. In addition to the casualty insurance program with TWC, related party transactions occur in the normal course of business between the Company and TWC. Such transactions include the purchase of goods and services and corporate costs for management support, office space and interest expense. Total related party transaction costs with TWC, excluding casualty insurance, were approximately $3.2 million in fiscal 2001 as compared to $3.8 million in fiscal 2000. As previously discussed, the Company also incurred significant unanticipated wage increases in 2000 due to tight labor markets. The Company did not experience significant unanticipated wage increases in 2001.

In 2001, the Company reported an operating charge of $3.0 million ($1.8 million after tax, or $0.09 per share), related to the Jena, Louisiana facility which represents the expected losses to be incurred on the lease through December 2002 as management believes a sale of the facility will be finalized by that date or an alternative future use will be found. There can be no assurance that the Company and CPV will be able to successfully complete a sale. If a sale is not completed prior to December 29, 2002, or if the Company is unable to sublease or find an alternative use for the Jena Facility prior to December 29, 2002, an additional charge related to the Jena Facility would be required. The Company's total remaining obligation under the lease agreement is approximately $14 million. This compares with a charge of $3.8 million in 2000 ($2.3 million after tax, or $0.11 per share). At that time the Company estimated the facility would remain inactive through 2001.

Depreciation and amortization increased by 14.8% to $9.9 million in 2001 from $8.6 million in 2000 due to the new facilities added in 2001 and a full year of depreciation on the San Diego facility added in 2000. As a percentage of revenues, depreciation and amortization increased to 1.8% from 1.6% in 2000.

Contribution from operations increased 21.4% to $48.6 million in 2001 from $40.0 million in 2000. As discussed above, this increase is primarily attributable to the four new facilities that opened in 2001 and 2000 and the other factors discussed above. As a percentage of revenue, contribution from operations increased to 8.6% in 2001 from 7.5% in 2000.

General and administrative expenses increased 15.6% to $24.4 million in 2001 from $21.1 million in 2000. The increase reflects costs related to additional personnel and infrastructure as well as increased salary costs and higher travel costs. As a percentage of revenue, general and administrative expenses increased to 4.3% in 2001 from 3.9% in 2000.

Operating income increased by 27.9% to $24.2 million in 2001 from $18.9 million in 2000. As a percentage of revenue, operating income increased to 4.3% in 2001 from 3.5% in 2000 due to the factors impacting contribution from operations.

Interest income decreased 52.5% to $1.2 million in 2001 from $2.6 million in 2000. This decrease is primarily due to lower average invested cash balances, lower interest rates and the sale of a portion of the Company's loans to overseas affiliates in 2000.

Interest expense decreased 57.3% to $0.6 million in 2001 from $1.3 million in 2000. This decrease is due to decreased interest rates and paying down $10.0 million in long-term debt during 2001.

Other income in 2000 of $0.6 million represents a gain from the sale of a portion of the Company's loans to overseas affiliates. There was no such activity in 2001.

Income before income taxes and equity in earnings of affiliates, increased to $24.9 million in 2001 from $20.9 million in 2000 due to the factors described previously.

Provision for income taxes increased to $9.7 million in 2001 from $8.4 million in 2000 due to the increase in income before income taxes. The Company's effective tax rate decreased 1% due to lower foreign tax rates.

Equity in earnings of affiliates, net of income tax provision, decreased 6.0% to $4.2 million in 2001 from $4.5 million in 2000 due to phase-in costs associated with the 800-bed Dovegate prison in the United Kingdom, which opened in the third quarter of 2001, and start-up costs related to the 3,024-bed South African prison on schedule to open in mid-February, 2002.

Net income increased 14.0% to $19.4 million in 2001 from $17.0 million in 2000 as a result of the factors described above.

Fiscal 2000 compared with Fiscal 1999

Revenues increased $97.1 million, or 22.1% to $535.6 million in 2000 from $438.5 million in 1999. Approximately $68.7 million of the increase in revenues in 2000 compared with 1999 is primarily attributable to increased compensated resident days resulting from the opening of two new facilities in 2000 and increased compensated resident days at six facilities that opened in 1999 offset by the loss of the Jena, Louisiana and Travis County, Texas contracts. Approximately $27.8 million of the increase in revenues represents project revenue for the development of the South Florida State Hospital and Curacao projects. The balance of the increase in revenues was attributable to facilities opened during all of both periods. The Company expects to open two facilities in the first quarter of 2001, a 784-bed facility in Del Rio, Texas and 1,200-bed facility in Winton, North Carolina. When opening a new facility the Company incurs significant costs for payroll and training of new personnel. However, the Company does not receive occupants until the contracting agency has certified the facility as being complete and ready for use. The Company believes it will meet all the necessary requirements and intake inmates in accordance with its planned schedule. However there can be no assurances that the contracting agency will certify the facility and as a result that the Facility will open as scheduled. Any delays in opening could significantly impact the Company's first quarter 2001 results of operations.

The number of compensated resident days in domestic facilities increased to 8.8 million in 2000 from 8.5 million in 1999. Average facility occupancy in domestic facilities remained constant at 97.4% for 2000 and 1999. Compensated resident days in Australian facilities increased to 1.8 million from 1.1 million in 1999 primarily due to higher compensated resident days at the immigration detention facilities. Average facility occupancy in Australian facilities increased to 99.1% in 2000 from 96.6% in 1999.

Operating expenses increased by 24.1% to $483.0 million in 2000 compared to $389.3 million in 1999. As a percentage of revenues, operating expenses increased to 90.2% in 2000 from 88.8% in 1999.

This increase primarily reflects the eight facilities that were opened in 2000 and 1999, as described above. Additionally, there are a number of secondary factors contributing to the increase which include the following: lease expense for payments made to CPV of $21.6 million, excluding the Jena lease payments included in the one-time special charge, offset by $1.9 million in amortization of the deferred revenue from the sale of properties to CPV; expenses related to the construction of new facilities for the South Florida State Hospital and the government of the Netherlands Antilles; and additional expenses related to operations at the Jena Juvenile Justice Center (Louisiana), Lea County Correctional Facility (New Mexico), Ronald McPherson Correctional Facility (Arkansas), Scott Grimes Correctional Facility (Arkansas), Michigan Youth Correctional Facility (Michigan), and North Texas Intermediate Sanction Facility (Texas). The Company has developed strategies to improve the operational performance of these facilities, however, there can be no assurances that these strategies will be successful. Additionally, the Company has informed the Arkansas Board of Correction and Community Punishment and the Arkansas Department of Correction that the Company would not consider a third extension of its management service contract for the Grimes and McPherson Correctional Facilities under the contracts' current terms and conditions. The existing contracts are set to expire on June 30, 2001. The Company does not expect the expiration of the current management contracts to have any material impact on the Company's financial guidance for the fiscal year 2001. Both Arkansas prisons are owned by the State. However, there can be no assurance that the Company will be able to exit these facilities with out negative financial impact. The Company continues to incur increasing insurance costs due to adverse claims experience. Based on the Company's experience, 2000 insurance rates (based on payroll) increased over 1999 resulting in approximately $2.4 million of additional expense. If the Company's loss experience continues to deteriorate, additional insurance costs could adversely impact results of operations and the Company's financial guidance for 2001. The Company is developing a strategy to improve the management of its future loss claims but can provide no assurances that this strategy will be successful. As previously discussed the Company also incurred significant unanticipated wage increases in 2000 due to tight labor markets. Additionally, during 2000, the Company experienced increased medical costs for offsite hospitalizations and treatment of serious illnesses of certain residents, which were beyond the treatment capabilities of the Company's facilities.

In 2000, the Company reported an operating charge of $3.8 million ($2.3 million after tax, or $0.11 per share), related to the de-activation of the Jena, Louisiana facility. The Company estimates the facility will remain inactive through the end of 2001.

Depreciation and amortization increased by 61.3% to $8.6 million in 2000 from $5.4 million in 1999 due to the increase in operational assets during 2000 as compared with 1999 as well as increased leasehold improvements at the New Mexico, Oklahoma, and San Diego facilities. As a percentage of revenues, depreciation and amortization increased to 1.6% from 1.2% in 1999.

Contribution from operations decreased 8.6% to $40.0 million in 2000 from $43.8 million in 1999. As discussed above, this decrease is primarily attributable to the special operating charge related to the Jena Juvenile Justice Center as well as the eight new facilities that opened in 2000 and 1999. As a percentage of revenue, contribution from operations decreased to 7.5% in 2000 from 10.0% in 1999.

General and administrative expenses increased 18.9% to $21.1 million in 2000 from $17.8 million in 1999. The increase reflects costs related to additional personnel and infrastructure, as well as $1.1 million of additional costs related to the Company's service agreement with TWC. As a percentage of revenue, general and administrative expenses decreased to 3.9% in 2000 from 4.1% in 1999.

Operating income decreased by 27.4% to $18.9 million in 2000 from $26.0 million in 1999. As a percentage of revenue, operating income decreased to 3.5% in 2000 from 5.9% in 1999 due to the factors impacting contribution from operations.

Interest income decreased 26.2% to $2.6 million in 2000 from $3.6 million in 1999. This decrease is primarily due to lower invested cash balances and the sale of approximately one-half of the Company's loans to overseas affiliates.

Interest expense increased 19.7% to $1.3 million in 2000 from $1.1 million in 1999. This increase is due to increased interest rates.

Other income decreased 75.4% to $0.6 million in 2000 from $2.6 million in 1999. This decrease is due to a $2.6 million gain from the sale of approximately one-half of the Company's loans to overseas affiliates in 1999 as compared with the $0.6 million gain recorded in 2000. These loans were previously included in "Investments in and advances to affiliates" in the accompanying consolidated balance sheets.

Income before income taxes and equity in earnings of affiliates, decreased to $20.9 million in 2000 from $31.1 million in 1999 due to the factors described previously.

Provision for income taxes decreased to $8.4 million in 2000 from $12.5 million in 1999 due to the decrease in income before income taxes and the decrease in the effective rate to 40.0% in 2000 from 40.1% in 1999.

Equity in earnings of affiliates, net of income tax provision, increased 35.7% to $4.5 million in 2000 from $3.3 million in 1999 due to the commencement of home monitoring contracts in January 1999 and the opening of H.M. Prison Kilmarnock in March 1999, the Hassockfield Secure Training Centre in Medomsley, England in September 1999 and H.M. Prison Pucklechurch in Pucklechurch, England in November 1999.

Net income decreased 22.5% to $17.0 million in 2000 from $21.9 million in 1999 as a result of the factors described above.

Facility Name	Location	Company Role	Design Capacity	Facility Type	Security Level	Opening Date	Term	Renewal Option
Facilities Opened in 2001:								
Rivers Correctional Institution	Winton, North Carolina	Design/ Construction/ Management	1200	Federal Prison	Low/ Minimum	Mar '01	3 yrs	7 - one-year options
Val Verde Correctional Facility	Del Rio, Texas	Design/ Construction/ Management	784	Local Detention Facility/ County Jail	All Levels	Jan '01	20 yrs[2]	1 - five-year option
H.M. Prison Dovegate	Marchington, England	Design/ Construction/ Management	800	National Prison & Therapeutic Community	Medium	Jul '01	25 yrs	None
Dungavel House Immigration Detention Centre	South Lanarkshire, Scotland	Management	150	Immigration Detention	Low	Aug '01	5 yrs	None
Facilities Opened in 2000:								
Auckland Central Remand Prison	Auckland, New Zealand	Management	383	National Prison	Med/Max	Jul '00	5 yrs	None
South Florida State Hospital (new construction)	Pembroke Pines, FL	Design/ Construction/ Management	350	State Psychiatric Hospital	Non-Secure	Dec '00	5 yrs	3 - five-year options
Western Region Detention Facility at San Diego	San Diego, CA	Renovation/ Management	616	Detention	Med/Max	Jul '00	15 yrs	4-one year options
Facilities Opened in 1999:								
Guadalupe County Correctional Facility	Santa Rosa, NM	Design/ Construction/ Management	600	State Prison	Medium	Jan '99	3 yrs	Annual
H.M. Prison Kilmarnock	Kilmarnock, Scotland	Design/ Construction/ Management	548	National Prison	All levels	Mar '99	25 yrs	None
Melbourne Custody Centre	Melbourne, Australia	Management	80	City Jail	All levels	Mar '99	3 yrs	2 - one-year options
East Mississippi Correctional Facility	Meridian, MS	Design/ Construction/ Management	500	State Prison	Mental Health	Apr '99	5 yrs	1 - two-year option
Michigan Youth Correctional Facility	Baldwin, MI	Design/ Construction/ Management	480	State Prison	Maximum	Jul '99	4 yrs	Unlimited, four-year terms
Hassockfield Secure Training Centre	Medomsley, England	Design/ Construction/ Management	40	National Prison	Medium	Sep '99	15 yrs	None
Curtin Immigration Reception & Processing Centre	Derby, Western Australia	Management	600	Immigration Detention	All levels	Oct '99	3 yrs [1]	2 - three-year options
H.M. Prison Pucklechurch	Pucklechurch, England	Design/ Construction/ Management	400	National Prison	Medium	Nov '99	25 yrs	None
Woomera Immigration Reception & Processing Centre	Woomera, South Australia	Management	800	Immigration Detention	All levels	Nov '99	3 yrs [1]	2 - three-year options

[1] This facility represents additional work under the current Detention Services contractual agreement with the Department of Immigration & Multicultural & Indigenous Affairs (DIMIA), and is subject to a six-week termination clause depending on client need.

[2] The Company has a twenty-year contract with one five-year option to operate the facility on behalf of the county The county, in turn, has a one-year contract, subject to annual renewal, with the U.S. Marshal Service to house federal prisoners at the facility.

WACKENHUT CORRECTIONS CORPORATION

Consolidated Statements of Income

Fiscal Years Ended December 30, 2001, December 31, 2000 and January 2, 2000

	2001	2000	1999
	(U.S. dollars in thousands, except per share data)		
REVENUES	$562,073	$535,557	$438,484
OPERATING EXPENSES (including amounts related to The Wackenhut Corporation (TWC) of $21,952, $13,588, and $9,454)	500,547	483,035	389,325
JENA CHARGE	3,000	3,849	—
DEPRECIATION AND AMORTIZATION	9,919	8,639	5,355
CONTRIBUTION FROM OPERATIONS	48,607	40,034	43,804
GENERAL AND ADMINISTRATIVE EXPENSES (including amounts related to TWC of $3,117, $3,783, and $3,229)	24,423	21,122	17,763
OPERATING INCOME	24,184	18,912	26,041
INTEREST INCOME (including amounts related to TWC of $9, $8, and $492)	1,246	2,625	3,558
INTEREST EXPENSE (including amounts related to TWC of ($58), ($73), and $—)	(565)	(1,322)	(1,104)
OTHER INCOME, NET	—	641	2,608
INCOME BEFORE INCOME TAXES AND EQUITY IN EARNINGS OF AFFILIATES	24,865	20,856	31,103
PROVISION FOR INCOME TAXES	9,706	8,352	12,472
INCOME BEFORE EQUITY IN EARNINGS OF AFFILIATES	15,159	12,504	18,631
EQUITY IN EARNINGS OF AFFILIATES, (net of income tax provision of $2,698, $2,985, and $2,215)	4,220	4,490	3,309
NET INCOME	$ 19,379	$ 16,994	$ 21,940
EARNINGS PER SHARE			
Basic:	$ 0.92	$ 0.81	$ 1.01
Diluted:	$ 0.91	$ 0.80	$ 1.00
BASIC WEIGHTED AVERAGE SHARES OUTSTANDING	21,028	21,110	21,652
DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	21,261	21,251	22,015

The accompanying notes to consolidated financial statements are an integral part of these statements.

WACKENHUT CORRECTIONS CORPORATION

Consolidated Balance Sheets

December 30, 2001 and December 31, 2000

	2001	2000
	(U.S. dollars in thousands, except per share data)	
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 46,099	$ 33,821
Accounts receivable, less allowance for doubtful accounts of $2,557 and $1,262	79,002	80,508
Deferred income tax asset	6,041	4,124
Other	8,470	11,184
Total current assets	139,612	129,637
PROPERTY AND EQUIPMENT, NET	53,758	54,620
INVESTMENTS IN AND ADVANCES TO AFFILIATES	20,219	30,610
GOODWILL, NET	414	1,398
DEFERRED INCOME TAX ASSET	716	1,963
OTHER	6,356	5,343
	$221,075	$223,571
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 14,079	$ 18,351
Accrued payroll and related taxes	13,318	12,744
Accrued expenses	46,464	39,548
Current portion of deferred revenue	2,755	2,993
Total current liabilities	76,616	73,636
LONG-TERM DEBT	—	10,000
DEFERRED REVENUE	9,817	12,771
OTHER	4,281	—
COMMITMENTS AND CONTINGENCIES (notes 4, 6 and 7)		
SHAREHOLDERS' EQUITY		
Preferred stock, $.01 par value, 10,000,000 shares authorized	—	—
Common stock, $.01 par value, 30,000,000 shares authorized, 20,977,224 and 21,013,024 shares issued and outstanding	210	210
Additional paid-in capital	61,157	61,992
Retained earnings	89,836	70,457
Accumulated other comprehensive loss	(20,842)	(5,495)
Total shareholders' equity	130,361	127,164
	$221,075	$223,571

The accompanying notes to consolidated financial statements are an integral part of these statements.

WACKENHUT CORRECTIONS CORPORATION

Consolidated Statements of Cash Flows

Fiscal Years Ended December 30, 2001, December 31, 2000 and January 2, 2000

	2001	2000	1999
	(U.S. dollars in thousands)		
CASH FLOW FROM OPERATING ACTIVITIES:			
Net income	$ 19,379	$ 16,994	$ 21,940
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization expense	9,919	8,639	5,355
Deferred tax benefit	(670)	(1,952)	(842)
Provision for doubtful accounts	3,636	1,755	1,474
Gain on sale of loans receivable	—	(641)	(2,608)
Equity in earnings of affiliates, net of tax	(4,220)	(4,490)	(3,309)
Tax benefit related to employee stock options	315	—	321
Changes in assets and liabilities			
(increase) decrease in assets			
Accounts receivable	(3,219)	(6,227)	(18,525)
Other current assets	1,383	204	(1,997)
Other assets	(414)	(3,325)	(276)
Increase (decrease) in liabilities			
Accounts payable and accrued expenses	1,525	15,669	20,327
Accrued payroll and related taxes	756	1,768	1,228
Deferred revenue	(3,192)	(2,488)	(854)
Other liabilities	4,281	—	—
Net cash provided by operating activities	29,479	25,906	22,234
CASH FLOW FROM INVESTING ACTIVITIES:			
Investments in and advances to affiliates	(130)	(4,515)	(5,528)
Repayments of investments in and advances to affiliates	4,559	246	1,442
Proceeds from the sale of loans receivable	—	2,461	9,997
Capital expenditures	(8,326)	(19,138)	(38,966)
Proceeds from sales of facilities to CPV	—	—	23,881
Net cash used in investing activities	(3,897)	(20,946)	(9,174)
CASH FLOW FROM FINANCING ACTIVITIES:			
Advances from (to) TWC	33,176	61,556	(23,102)
Repayments (to) from TWC	(33,176)	(61,556)	23,102
Proceeds from long-term debt	—	9,000	15,000
Payments on long-term debt	(10,000)	(14,000)	(213)
Proceeds from the exercise of stock options	397	12	215
Repurchase of common stock	(1,547)	(4,933)	(7,947)
Net cash (used in) provided by financing activities	(11,150)	(9,921)	7,055
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(2,154)	(2,247)	674
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,278	(7,208)	20,789
CASH AND CASH EQUIVALENTS, beginning of period	33,821	41,029	20,240
CASH AND CASH EQUIVALENTS, end of period	$ 46,099	$ 33,821	$ 41,029
SUPPLEMENTAL DISCLOSURES:			
Cash paid during the year for:			
Income taxes	$ 5,339	$ 6,140	$ 7,867
Interest	$ 479	$ 631	$ 62

The accompanying notes to consolidated financial statements are an integral part of these statements.

WACKENHUT CORRECTIONS CORPORATION

Consolidated Statements of Shareholders' Equity and Comprehensive Income

Fiscal Years Ended December 30, 2001, December 31, 2000 and January 2, 2000

	Common Stock					
	Number Of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
	(U.S. dollars in thousands)					
BALANCE, JANUARY 3, 1999	21,894	$ 218	$74,316	$31,523	$ (3,117)	$ 102,940
Proceeds from stock options exercised	39	1	214	—	—	215
Tax benefit related to employee stock options	—	—	321	—	—	321
Common stock repurchased and retired	(424)	(4)	(7,943)	—	—	(7,947)
Comprehensive income						
Net income	—	—	—	21,940	—	
Change in foreign currency translation, net of income tax expense of $813	—	—	—	—	1,215	
Total comprehensive income	—	—	—	—	—	23,155
BALANCE, JANUARY 2, 2000	21,509	215	66,908	53,463	(1,902)	118,684
Proceeds from stock options exercised	4	—	12	—	—	12
Common stock repurchased and retired	(500)	(5)	(4,928)	—	—	(4,933)
Comprehensive income						
Net income	—	—	—	16,994	—	
Change in foreign currency translation, net of income tax benefit of $2,395	—	—	—	—	(3,593)	
Total comprehensive income	—	—	—	—	—	13,401
BALANCE, DECEMBER 31, 2000	21,013	210	61,992	70,457	(5,495)	127,164
Proceeds from stock options exercised	86	1	396	—	—	397
Tax benefit related to employee stock options	—	—	315	—	—	315
Common stock repurchased and retired	(122)	(1)	(1,546)	—	—	(1,547)
Comprehensive income						
Net income	—	—	—	19,379	—	
Change in foreign currency translation, net of income tax benefit of $1,777	—	—	—	—	(2,780)	
Cumulative effect of change in accounting principle related to affiliate's derivative instruments, net of income tax benefit of $8,062	—	—	—	—	(12,093)	
Unrealized loss on affiliate's derivative instruments, net of income tax benefit of $303	—	—	—	—	(474)	
Total comprehensive income	—	—	—	—	—	4,032
BALANCE, DECEMBER 30, 2001	20,977	$210	$61,157	$89,836	$(20,842)	$130,361

The accompanying notes to consolidated financial statements are an integral part of these statements.

1. General

Wackenhut Corrections Corporation, a Florida corporation, and subsidiaries (the "Company"), a majority owned subsidiary of The Wackenhut Corporation ("TWC"), is a leading developer and manager of privatized correctional, detention and public sector mental health services facilities located in the United States, the United Kingdom, Australia, South Africa, and New Zealand.

2. Summary of Significant Accounting Policies

Fiscal Year

The Company's fiscal year ends on the Sunday closest to the calendar year end. Fiscal 2001, 2000 and 1999 each included 52 weeks.

Basis of Financial Statement Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Investments in 20 percent to 50 percent owned affiliates are accounted for under the equity method. All significant intercompany transactions and balances between the Company and its subsidiaries have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant estimates include allowance for doubtful accounts, construction cost estimates, employee deferred compensation accruals, the reserve related to the Jena Facility and certain reserves required under its operating contracts.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximates fair value.

Cash and Cash Equivalents

The Company classifies as cash equivalents all interest-bearing deposits or investments with original maturities of three months or less.

Inventories

Food and supplies inventories are carried at the lower of cost or market, on a first-in first-out basis and are included in "other current assets" in the accompanying consolidated balance sheets. Uniform inventories are carried at amortized cost and are amortized over a period of eighteen months. The current portion of unamortized uniforms is included in "other current assets." The long-term portion is included in "other assets" in the accompanying consolidated balance sheets.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Accelerated methods of depreciation are generally used for income tax purposes. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease. Interest is capitalized in connection with the construction of correctional and detention facilities. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. No interest cost was capitalized in 2001 as compared with $0.9 million in 2000.

Impairment of Long-lived Assets

Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," requires that long-lived assets, including certain identifiable intangibles, and the goodwill related to those assets, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. Management has reviewed the Company's long-lived assets and determined that there are no events requiring impairment loss recognition. Events that would trigger an impairment assessment include deterioration of profits for a business segment that has long-lived assets, or when other changes occur which might impair recovery of long-lived assets. The method used to determine impairment would be undiscounted operating cash flows estimated over the remaining amortization period for the related long-lived assets. The Company would measure impairment as the difference between fair value and the net book value of the related asset.

Goodwill

Goodwill represents the cost of acquired enterprises in excess of the fair value of the net tangible and identifiable intangible assets acquired. Goodwill is amortized on a straight-line basis over a 10 year period. Accumulated amortization totaled approximately $2.6 million and $1.8 million at December 30, 2001 and December 31, 2000, respectively. Amortization expense was $0.9 million in 2001 and $0.3 million for each of the years 2000 and 1999.

Deferred Revenue

Deferred revenue primarily represents the unamortized net gain on the development of properties and on the sale and leaseback of properties by the Company to Correctional Properties Trust ("CPV"), a Maryland real estate investment trust. The Company leases these properties back from CPV under operating leases. Deferred revenue is being amortized over the lives of the leases and is recognized in income as a reduction of rental expenses.

Revenue Recognition

In accordance with SEC Staff Accounting Bulletin No. 101, facility management revenues are recognized as services that are provided based on a net rate per day per inmate or on a fixed monthly rate. Project development and design revenues are recognized as earned on a percentage of completion basis measured by the percentage of costs incurred to date as compared to estimated total cost for each contract. This method is used because management considers costs incurred to date to be the best available measure of progress on these contracts. Provisions for estimated losses on uncompleted contracts and changes to cost estimates are made in the period in which the Company determines that such losses and changes are probable. Contract costs include all direct material and labor costs and those indirect costs related to contract performance. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to estimated costs and income, and are recognized in the period in which the revisions are determined.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are determined on the estimated future tax effects of differences between the financial reporting and tax basis of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the asset or liability from year to year.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding. In the computation of diluted earnings per share, the weighted-average number of common shares outstanding is adjusted for the effect of all potential common stock.

Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income" requires companies to report all changes in equity in a financial statement for the period in which they are recognized, except those resulting from investment by owners and distributions to owners. The Company has chosen to disclose Comprehensive Income, which encompasses net income, foreign currency translation adjustments, net of tax and unrealized loss on affiliate's derivative instruments, net of tax, in the Consolidated Statements of Shareholders' Equity and Comprehensive Income.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade accounts receivable and financial instruments used in hedging activities. The Company's cash management and investment policies restrict investments to low-risk, highly liquid securities, and the Company performs periodic evaluations of the credit standing of the financial institutions with which it deals. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. The Company maintains reserves for potential credit losses, and such losses traditionally have been within management's expectations. As of December 30, 2001, and December 31, 2000, management believes the Company had no significant concentrations of credit risk.

Foreign Currency Translation

The Company's foreign operations use their local currencies as their functional currencies. Assets and liabilities of the operations are translated at the exchange rates in effect on the balance sheet date and shareholders' equity is translated at historical rates. Income statement items are translated at the average exchange rates for the year. The impact of currency fluctuation is included in shareholders' equity as a component of accumulated other comprehensive income.

Interest Rate Swaps

The Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and 138, on January 1, 2001. The Statement establishes accounting and reporting standards requiring that derivative instruments be recorded in the balance sheet as either an asset or liability and measured at fair value. SFAS 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company's 50% owned equity affiliate operating in the United Kingdom has entered into interest rate swaps to fix the interest rate it receives on its variable rate credit facility. Management of the Company has determined the swaps to be effective cash flow hedges. Accordingly, the Company records its share of the affiliate's change in other comprehensive income as a result of applying SFAS 133. The adoption of SFAS 133 resulted in a $12.1 million reduction of shareholders' equity. As of December 30, 2001, the swaps approximated $12.6 million which is reflected as a component of other comprehensive loss in the Company's financial statements for the year ended December 30, 2001.

Accounting Pronouncements

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations." SFAS 141 addresses financial accounting and reporting for business combinations and supercedes APB No. 16, "Business Combinations" and SFAS No. 38 "Accounting for Preacquisition Contingencies of Purchased Enterprises." All business combinations in the scope of SFAS 141 are to be accounted for under the purchase method. SFAS 141 is effective June 30, 2001. The adoption of SFAS 141 did not have an impact on the Company's financial position, results of operations or cash flows.

In June 2001, the FASB also issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 142 addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) at acquisition. SFAS 142 also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. With the adoption of SFAS 142, goodwill is no longer subject to amortization. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair value based test. The impairment loss is the amount, if any, by which the implied fair value of goodwill is less than the carrying or book value. SFAS 142 is effective for fiscal years beginning after December 15, 2001. Impairment loss for goodwill arising from the initial application of SFAS 142 is to be reported as resulting from a change in accounting principle. Management expects that the adoption of SFAS 142 will not have an impact on the Company's financial position, results of operations or cash flows in the year of adoption.

In August 2001, the FASB also issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 is effective for fiscal years beginning after December 15, 2001. For long-lived assets to be held and used, SFAS 144 retains the existing requirements to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its discounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. SFAS 144 establishes one accounting model to be used for long-lived assets to be disposed of by sale and revises guidance for assets to be disposed of other than by sale. Management expects that the adoption of SFAS 144 will not have an impact on the Company's financial position, results of operations or cash flows in the year of adoption.

3. Property and Equipment

Property and equipment consist of the following at fiscal year end:

	Useful Life	2001	2000
		(In thousands)	
Land	—	$ 2,115	$ 2,108
Buildings and improvements	2 to 40	52,913	49,531
Equipment	3 to 7	15,502	13,290
Furniture and fixtures	3 to 7	2,601	2,694
		$ 73,131	$ 67,623
Less-accumulated depreciation and amortization		(19,373)	(13,003)
		$ 53,758	$ 54,620

Capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. No interest costs were capitalized in 2001 as compared to approximately $0.9 million in 2000.

4. Long-Term Debt

In December 1997, the Company entered into a five-year, $30 million multi-currency revolving credit facility with a syndicate of banks, the proceeds of which may be used for working capital, acquisitions and general corporate purposes. The credit facility also includes a letter of credit of up to $5 million for the issuance of standby letters of credit. Indebtedness under this facility bears interest at the alternate base rate (defined as the higher of prime rate or federal funds plus 0.5%) or LIBOR plus 150 to 250 basis points, depending upon fixed charge coverage ratios. The facility requires the Company to, among other things, maintain a maximum leverage ratio; minimum fixed charge coverage ratio; and a minimum tangible net worth. The facility also limits certain payments and distributions. At December 30, 2001, no amount was outstanding under this facility. This revolving credit facility expires December 18, 2002. The Company believes it will be able to renegotiate the facility, however no assurance of success can be provided. At December 30, 2001 the Company had five standby letters of credit in an aggregate amount of approximately $0.2 million. Availability related to these instruments at December 30, 2001 was $30.0 million.

At December 30, 2001, the Company had outstanding thirteen letters of guarantee totaling approximately $10.2 million under separate international facilities.

5. Related Party Transactions with Correctional Properties Trust

On April 28, 1998, CPV acquired eight correctional and detention facilities operated by the Company. The Company and CPV have three common members on their respective boards of directors. CPV also was granted the fifteen-year right to acquire and lease back future correctional and detention facilities developed or acquired by the Company. During fiscal 1998 and 1999, CPV acquired two additional facilities for $94.1 million. In fiscal 2000, CPV purchased an eleventh facility that the Company had the right to acquire for $15.3 million. The Company recognized no net proceeds from the sale. There were no purchase and sale transactions between the Company and CPV in 2001.

Simultaneous with the purchases, the Company entered into ten-year operating leases of these facilities from CPV. As the lease agreements are subject to contractual lease increases, the Company records operating lease expense for these leases on a straight-line basis over the term of the leases.

The deferred unamortized net gain related to sales of the facilities to CPV at December 30, 2001, which is included in "Deferred revenue" in the accompanying consolidated balance sheets, is $11.7 million with $1.9 million short-term and $9.8 million long-term, excluding the long-term portion of deferred development fee revenue. The gain is being amortized over the ten-year lease terms. The Company recorded net rental expense related to CPV of $19.1 million and $19.7 million in 2001 and 2000, respectively, excluding the Jena rental expense, and $18.9 million in 1999.

The future minimum lease commitments under the leases for these eleven facilities are as follows:

Fiscal Year	Annual Rental *(In thousands)*
2002	$ 23,133
2003	23,206
2004	23,281
2005	23,360
2006	23,442
Thereafter	41,697
	$ 158,119

6. Commitments and Contingencies

The nature of the Company's business results in claims for damages arising from the conduct of its employees or others. In the opinion of management, there are no pending legal proceedings for which the potential impact could have a material adverse effect on the consolidated financial statements of the Company if decided unfavorably.

In December 2001, the Company was issued a notice of contract non-renewal by the Administration of Corrections from the Commonwealth of Puerto Rico for the management of the Bayamon Correctional Facility. The current contract is set to expire March 23, 2002. The Company has met with various government officials in an effort to reverse the initial decision. There can be no assurance that these efforts will be successful. The Company does not expect the discontinuation of the management contract to have a significant adverse impact on the Company's future results of operations and cash flows. The Bayamon Correctional Facility is owned by the government and there is no lease commitment on the part of the Company.

On June 30, 2002, the Company's contract with the California Department of Corrections (the "Department") for the management of the McFarland Community Corrections Center is set to expire. The Company believes that the Department may not renew this contract due to budgetary constraints. The Company is continuing its efforts to extend the current contract through discussions with the legislature and department officials, as well as offering the facility to other interested government agencies. There can be no assurances that these efforts will be successful. The facility is currently in the fourth year of a ten-year non-cancelable operating lease with CPV. In the event the Company is unable to extend the contract or find an alternative use for the Facility, the Company will be required to record an operating charge in 2002 related to its future minimum lease commitments with CPV. The remaining lease obligation is approximately $6.0 million through April 28, 2008.

Casualty insurance premiums related to workers' compensation, comprehensive general liability and automobile insurance coverage are provided by an independent insurer. A portion of this insurance is reinsured by TWC's wholly-owned captive re-insurance company. The Company pays TWC a fee for the transfer of the deductible exposure. The Company continues to incur higher insurance costs due to a hardened seller's insurance market, which was exacerbated by the events of September 11, 2001 and historical adverse claims experience. The Company has implemented a strategy to improve the management of future claims incurred by the Company but can provide no assurances that this strategy will result in a lower insurance rate. The Company's insurance costs increased significantly during the third and fourth quarter of 2001. Management believes these costs have stabilized. However, the increases may continue through 2002.

The Company leases correctional facilities, office space, computers and vehicles under non-cancelable operating leases expiring between 2002 and 2009. The future minimum commitments under these leases exclusive of lease commitments related to CPV, are as follows:

Fiscal Year	Annual Rental *(In thousands)*
2002	$ 15,431
2003	6,020
2004	6,020
2005	6,028
2006	2,902
Thereafter	26,201
	$ 62,602

Rent expense was approximately $15.8 million, $12.2 million, and $8.7 million for fiscal 2001, 2000, and 1999 respectively.

In December 1997, the Company entered into a $220 million operating lease facility that has been established to acquire and develop new correctional institutions used in its business. As a condition of this facility, the Company unconditionally agreed to guarantee certain debt obligations of First Security Bank, National Association, a party to the aforementioned operating lease facility. As of December 30, 2001, approximately $154.3 million of this operating lease facility was utilized for four properties in operation.

The term of the operating lease facility expires December 18, 2002. The Company is exploring a number of alternatives to refinance the outstanding balance, and believes it will be successful in these efforts. However, there can be no assurance that the Company will be able to complete the refinancing prior to December 18, 2002. Upon expiration of the operating lease facility, the Company may purchase the properties in the facility for their original acquisition cost. If the Company were to purchase the properties, the Company may use a number of forms of debt financing which would require the properties, and any related debt incurred to purchase the properties, to be reported on the Company's balance sheet. Alternatively, the Company may cause the properties to be sold to a third party. If the sales proceeds yield less than the original acquisition cost, the Company will make up the difference up to a maximum of 88% of the original acquisition cost.

In connection with the financing and management of one Australian facility, the Company's wholly-owned Australian subsidiary was required to make an investment of approximately $5 million. The balance of the facility was financed with long-term debt obligations which are non-recourse to the Company. The subsidiary has a leasehold interest in the facility and does not have the ultimate rights of ownership. In the event the management contract is terminated for default, the Company's investment of approximately $5 million is at risk. The Company believes that the risk of termination for default is remote and notes that the project has operated successfully for 5 years. The management contract is up for renewal in September 2002. Management believes the management contract will be renewed. If the management contract is not renewed (other than due to a default), the subsidiary's investment must be repaid by the state government.

7. Jena Charge

During the third quarter of 2000, the Company recorded an operating charge of $3.8 million ($2.3 million after tax) related to the lease of the 276-bed Jena Juvenile Justice Center in Jena, Louisiana which had been vacated. The charge represented the expected losses to be incurred under the lease agreement with CPV through 2001. At that time, management estimated the Jena Facility would remain inactive through the end of 2001.

In June 2001, the Louisiana State Senate passed a resolution requesting the Louisiana Department of Public Safety and Corrections to enter into discussions regarding the potential purchase of a facility in LaSalle Parish. Subsequently, the State and the Company, in coordination with CPV, began discussions regarding the sale of the Jena facility located in LaSalle Parish. Management believes a sale of the Jena Facility will be finalized by December 29, 2002.

Accordingly, in December 2001, the Company recorded an additional operating charge of $3.0 million ($1.8 million after tax) related to the Jena Facility, which represents the expected losses to be incurred on the lease through December 2002.

There can be no assurance that the Company and CPV will be able to successfully complete a sale. If a sale is not completed prior to December 29, 2002 or if the Company is unable to sublease or find an alternative use for the Jena Facility prior to December 29, 2002, an additional charge related to the Jena Facility will be required. The Company's total remaining obligation under the lease agreement is approximately $14 million.

8. Common, Preferred and Shares Repurchased and Retired

In April 1994, the Company's Board of Directors authorized 10,000,000 shares of "blank check" preferred stock. The Board of Directors is authorized to determine the rights and privileges of any future issuance of preferred stock such as voting and dividend rights, liquidation privileges, redemption rights and conversion privileges.

On February 18, 2000, the Company's Board of Directors authorized the repurchase of up to 500,000 shares of its common stock, in addition to the 1,000,000 shares previously authorized for repurchase. As of December 30, 2001, the Company had repurchased all of the 1.5 million common shares authorized for repurchase at an average price of $15.52. For fiscal 2001, the Company repurchased 122,000 shares at an average price of $12.68.

9. Business Segment and Geographic Information

The Company operates in one industry segment encompassing the development and management of privatized government institutions located in the United States, the United Kingdom, Australia, South Africa, and New Zealand.

The Company operates and tracks its results in geographic operating segments. Information about the Company's operations in different geographical regions is shown below. Revenues are attributed to geographical areas based on location of operations and long-lived assets consist of property, plant and equipment.

Fiscal Year	2001	2000	1999
		(In thousands)	
REVENUES:			
Domestic operations	$ 454,053	$ 426,510	$ 371,333
International operations	108,020	109,047	67,151
Total revenues	$ 562,073	$ 535,557	$ 438,484
OPERATING INCOME:			
Domestic operations	$ 19,559	$ 9,620	$ 21,660
International operations	4,625	9,292	4,381
Total operating income	$ 24,184	$ 18,912	$ 26,041
LONG-LIVED ASSETS:			
Domestic operations	$ 47,639	$ 48,274	$ 39,005
International operations	6,119	6,346	4,355
Total long-lived assets	$ 53,758	$ 54,620	$ 43,360

The Company's international operations represent its wholly-owned Australian subsidiaries. Through its wholly-owned subsidiary, Wackenhut Corrections Corporation Australia Pty. Limited, the Company currently manages five correctional facilities, including a facility in New Zealand and six immigration detention centers and two temporary detention centers.

Except for the major customers noted in the following table, no single customer provided more than 10% of consolidated revenues during fiscal 2001, 2000 and 1999:

Customer	2001	2000	1999
Various agencies of the U.S. Federal Government	18%	11%	11%
Various agencies of the State of Texas	16%	15%	19%
Various agencies of the State of Florida	14%	19%	19%
Department of Immigration and Multicultural Affairs (Australia)	11%	11%	6%

Concentration of credit risk related to accounts receivable is reflective of the related revenues.

Equity in earnings of affiliates represents the operations of the Company's 50% owned joint ventures in the United Kingdom (Premier Custodial Group Limited) and South Africa (South African Custodial Management Pty. Limited and South African Custodial Services Pty. Limited). These entities and their subsidiaries are accounted for under the equity method. Premier Custodial Group Limited commenced operations of an initial prison in fiscal 1994, two court escort and transport contracts in fiscal 1996, a second correctional facility in fiscal 1998, three correctional facilities and electronic monitoring contracts in fiscal 1999 and a correctional facility and an immigration facility in fiscal 2001. Total equity in the undistributed earnings for Premier Custodial Group Limited, before income taxes, for fiscal 2001, 2000, and 1999 was $7.6 million, $7.5 million and $5.5 million, respectively.

South African Custodial Management Pty. Limited and South African Custodial Services Pty. Limited began construction of a new correctional facility in 2000. Total equity in undistributed loss for South African Custodial Management Pty. Limited and South African Custodial Services Pty. Limited was ($0.7) million and $0.0 million in 2001 and 2000 respectively.

A summary of financial data for the Company's equity affiliates in the United Kingdom is as follows:

Fiscal Year	2001	2000	1999
		(In thousands)	
STATEMENT OF OPERATIONS DATA			
Revenues	$ 153,744	$ 139,137	$ 147,274
Operating income	15,277	14,950	11,048
Net income	9,881	8,980	6,618
BALANCE SHEET DATA			
Current assets	$ 99,294	$ 66,382	$ 44,213
Noncurrent assets	272,777	286,049	230,581
Current liabilities	53,082	39,451	26,774
Noncurrent liabilities	293,403	286,526	232,961
Shareholders' equity	25,586	26,454	15,059

A summary of financial data for the Company's equity affiliates in South Africa is as follows:

Fiscal Year	2001	2000
	(In thousands)	
STATEMENT OF OPERATIONS DATA		
Revenues	$ —	$ —
Operating loss	(1,749)	—
Net loss	(1,441)	—
BALANCE SHEET DATA		
Current assets	$ 5,112	$ 6,561
Noncurrent assets	31,924	14,357
Current liabilities	913	32
Noncurrent liabilities	32,746	13,969
Shareholders' equity	3,377	6,917

10. Income Taxes

The provision for income taxes in the consolidated statements of income consists of the following components:

Fiscal Year	2001	2000	1999
		(In thousands)	
Federal income taxes:			
Current	$ 6,497	$ 3,718	$ 6,595
Deferred	(972)	(1,429)	1,843
	5,525	2,289	8,438
State income taxes:			
Current	$ 1,382	$ 1,341	$ 1,830
Deferred	(123)	(180)	178
	1,259	1,161	2,008
Foreign:			
Current	$ 2,497	$ 5,245	$ 4,889
Deferred	425	(343)	(2,863)
	2,922	4,902	2,026
Total	$ 9,706	$ 8,352	$ 12,472

A reconciliation of the statutory U.S. federal tax rate (35.0%) and the effective income tax rate is as follows:

Fiscal Year	2001	2000	1999
		(In thousands)	
Provisions using statutory federal income tax rate	$8,703	$7,300	$10,886
State income taxes, net of federal tax benefit	775	692	1,367
Other, net	228	360	219
	$9,706	$8,352	$12,472

The components of the net current deferred income tax asset at fiscal year end are as follows:

Fiscal Year	2001	2000
	(In thousands)	
Uniforms	$ (264)	$ (198)
Allowance for doubtful accounts	1,241	476
Accrued vacation	870	736
Accrued liabilities	4,194	3,110
	$ 6,041	$ 4,124

The components of the net non-current deferred income tax asset at fiscal year end are as follows:

Fiscal Year	2001	2000
	(In thousands)	
Depreciation	$ (2,049)	$ (1,253)
Deferred revenue	7,517	8,667
Deferred charges	2,111	811
Income of foreign subsidiaries and affiliates	(6,826)	(6,233)
Other, net	(37)	(29)
	$ 716	$ 1,963

The exercise of non-qualified stock options which have been granted under the Company's stock option plans give rise to compensation which is includable in the taxable income of the applicable employees and deducted by the Company for federal and state income tax purposes. Such compensation results from increases in the fair market value of the Company's common stock subsequent to the date of grant. In accordance with Accounting Principles Board Opinion No. 25, such compensation is not recognized as an expense for financial accounting purposes and related tax benefits are credited directly to additional paid-in-capital.

11. Earnings Per Share

The table below shows the amounts used in computing earnings per share ("EPS") in accordance with Statement of Financial Accounting Standards No. 128 and the effects on income and the weighted average number of shares of potential dilutive common stock.

Fiscal Year	2001	2000	1999
	(In thousands, except per share data)		
Net income	$ 19,379	$ 16,994	$ 21,940
Basic earnings per share:			
Weighted average shares outstanding	21,028	21,110	21,652
Per share amount	$ 0.92	$ 0.81	$ 1.01
Diluted earnings per share:			
Weighted average shares outstanding	21,028	21,110	21,652
Effect of dilutive securities:			
Employee and director stock options	233	141	363
Weighted average shares assuming dilution	21,261	21,251	22,015
Per share amount	$ 0.91	$ 0.80	$ 1.00

For fiscal 2001, options to purchase 510,000 shares of the Company's common stock with exercise prices ranging from $13.75 to $26.88 per share and expiration dates between 2005 and 2011 were outstanding at December 30, 2001, but were not included in the computation of diluted EPS because their effect would be anti-dilutive.

For fiscal 2000, outstanding options to purchase 924,600 shares of the Company's common stock with exercise prices ranging from $8.44 to $26.88 and expiration dates between 2005 and 2010, were also excluded from the computation of diluted EPS because their effect would be anti-dilutive.

For fiscal 1999, outstanding options to purchase 630,500 shares of the Company's common stock with exercise prices ranging from $13.75 to $26.88 and expiration dates between 2006 and 2009, were also excluded from the computation of diluted EPS because their effect would be anti-dilutive.

12. Related Party Transactions with The Wackenhut Corporation

Related party transactions occur in the normal course of business between the Company and TWC. Such transactions include the purchase of goods and services and corporate costs for management support, office space, insurance and interest expense.

The Company incurred the following expenses related to transactions with TWC in the following years:

Fiscal Year	2001	2000	1999
		(In thousands)	
General and administrative expenses..	$ 2,831	$ 3,468	$ 2,944
Casualty insurance premiums	21,952	13,588	9,454
Rent	286	315	285
Net interest expense (income)	49	65	(492)
	$ 25,118	$ 17,436	$ 12,191

General and administrative expenses represent charges for management and support services. TWC provides various general and administrative services to the Company under a Services Agreement. The initial agreement expired December 31, 1997 and was not formally renewed. However, the services continue to be provided. Annual rates are negotiated by the Company and TWC based upon the level of service provided. The Company monitors the scope of these services on an ongoing basis and may adjust the level and related charges as required. Casualty insurance premiums related to workers' compensation, general liability and automobile insurance coverage are provided by an independent insurer. A portion of this coverage is reinsured by TWC's wholly-owned captive re-insurance company. Insurance rates are based on the Company's loss experience and are prospectively adjusted from time-to-time based upon this loss experience. In addition, the Company is charged or charges interest on intercompany indebtedness at rates which reflect TWC's average interest costs on long-term debt, exclusive of mortgage financing. Interest expense (income) is calculated based on the average intercompany indebtedness. Portions of the Company's corporate offices are located in TWC's corporate office building for which it is allocated rent based upon space occupied under separate lease agreements.

13. Stock Options

The Company has four stock option plans: the Wackenhut Corrections Corporation 1994 Stock Option Plan (First Plan), the Wackenhut Corrections Corporation Stock Option Plan (Second Plan), the 1995 Non-Employee Director Stock Option Plan (Third Plan) and the Wackenhut Corrections Corporation 1999 Stock Option Plan (Fourth Plan).

Under the First Plan, the Company may grant up to 897,600 shares of common stock to key employees and consultants. All options granted under this plan are exercisable at the fair market value of the common stock at the date of the grant, vest 100% immediately and expire no later than ten years after the date of the grant.

Under the Second Plan and Fourth Plan, the Company may grant options to key employees for up to 1,500,000 and 550,000 shares of common stock, respectively. Under the terms of these plans, the exercise price per share and vesting period is determined at the sole discretion of the Board of Directors. All options that have been granted under these plans are exercisable at the fair market value of the common stock at the date of the grant. Generally, the options vest and become exercisable ratably over a four-year period, beginning immediately on the date of the grant. However, the Board of Directors has exercised its discretion and has granted options that vest 100% immediately. All options under the Second Plan and Fourth Plan expire no later than ten years after the date of the grant.

Under the Third Plan, the Company may grant up to 60,000 shares of common stock to non-employee directors of the Company. Under the terms of this plan, options are granted at the fair market value of the common stock at the date of the grant, become exercisable immediately, and expire ten years after the date of the grant.

A summary of the status of the Company's four stock option plans is presented below.

Fiscal Year	2001		2000		1999	
	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price
Outstanding at beginning of year	1,315,202	$12.70	1,132,634	$14.21	906,404	$12.55
Granted	248,500	9.40	301,000	8.45	277,500	18.51
Exercised	86,200	4.60	4,032	2.97	39,070	5.50
Forfeited/Cancelled	60,400	17.75	114,400	16.79	12,200	17.10
Options outstanding at end of year	1,417,102	12.40	1,315,202	12.70	1,132,634	14.21
Options exercisable at year end	1,079,202	$12.61	960,102	$11.94	806,934	$11.61

The following table summarizes information about the stock options outstanding at December 30, 2001:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number Outstanding	Wtd. Avg. Remaining Contractual Life	Wtd. Avg. Exercise Price	Number Exercisable	Wtd. Avg. Exercise Price
$ 1.20 - $ 3.75	293,602	2.3	$ 3.46	293,602	$3.46
$ 7.44 - $ 9.63	512,500	8.6	8.83	260,700	8.77
$11.88 - $13.75	103,000	4.4	11.92	103,000	11.92
$14.69 - $16.88	28,000	7.4	14.92	18,000	15.05
$17.63 - $21.50	276,000	6.5	19.53	225,000	19.73
$22.63 - $25.06	191,500	5.7	24.36	167,400	24.30
$26.13 - $26.88	12,500	6.5	26.28	11,500	26.22
	1,417,102	6.1	$12.40	1,079,202	$12.61

The Company had 410,274 options available to be granted at December 30, 2001 under the aforementioned stock plans.

The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined based on the fair value at date of grant in accordance with FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts as follows:

Pro Forma Disclosures	2001	2000	1999
	(In thousands, except per share data)		
Pro forma net income	$ 18,401	$ 15,872	$ 20,573
Pro forma basic net earnings per share	$ 0.88	$ 0.75	$ 0.95
Pro forma diluted net earnings per share	$ 0.87	$ 0.75	$ 0.93
Pro forma weighted average fair value of options granted	$ 5.15	$ 4.90	$ 10.40
Risk free interest rates	4.61%-5.04%	5.77%-6.70%	4.63%-5.91%
Expected lives	4-8 years	4-8 years	4-8 years
Expected volatility	52%	54%	54%

14. Retirement and Deferred Compensation Plans

The Company has two noncontributory defined benefit pension plans covering certain of its executives. Retirement benefits are based on years of service, employees' average compensation for the last five years prior to retirement and social security benefits. Currently, the plans are not funded. The Company purchases and is the beneficiary of life insurance policies for certain participants enrolled in the plans.

The assumptions for the discount rate and the average increase in compensation used in determining the pension expense and funded status information are 6.75% and 5.5%, respectively. Prior to 2001, the Company used a discount rate of 7.5%.

The total pension expense for 2001, 2000, and 1999 was $0.2 million, $0.4 million, and $0.2 million, respectively. The accumulated benefit obligation at year-end 2001 and 2000 was $0.2 million and $0.8 million, respectively and is included in "Other liabilities" and "Accrued expenses," respectively in the accompanying consolidated balance sheets.

In 2001, the Company established non-qualified deferred compensation agreements with certain senior executives providing for fixed annual benefits ranging from $150,000 to $250,000 payable upon retirement at age 60 for a period of 25 years. In the event of death before retirement, annual benefits are paid to beneficiaries for a period of 12.5 years. Currently, the plan is not funded. The Company purchases and is the beneficiary of life insurance policies for each participant enrolled in the plan. The cost of these agreements is being charged to expense and accrued using a present value method over the expected terms of employment. The charge to expense for these agreements for 2001 was $1.2 million. The accumulated benefit obligation of $4.1 million at year-end 2001 is included in "Other liabilities" in the accompanying consolidated balance sheet. The unamortized prior service cost of $2.0 million is included in "Other noncurrent assets" in the accompanying consolidated balance sheets and is being amortized over the estimated remaining service period of approximately 9 years.

The Company has established a deferred compensation agreement for non-employee directors, which allows eligible directors to defer their compensation in either the form of cash or stock. Participants may elect lump sum or monthly payments to be made at least one year after the deferral is made or at the time the participant ceases to be a director. The Company recognized total compensation expense under this plan of $0.1 million, $0.2 million and $0.1 million for 2001, 2000, and 1999, respectively. The liability for the deferred compensation was $0.5 million and $0.4 million at year-end 2001 and 2000, respectively, and is included in "Accrued expenses" in the accompanying consolidated balance sheets.

The Company also has a non-qualified deferred compensation plan for employees who are ineligible to participate in the Company's qualified 401(k) plan. Eligible employees may defer a fixed percentage of their salary, which earns interest at a rate equal to the prime rate less 0.75%. The Company matches employee contributions up to $400 each year based on the employee's years of service. Payments will be made at retirement age of 65 or at termination of employment. The expense recognized by the Company in 2001, 2000, and 1999 was $0.3 million, $0.4 million and $0.2 million, respectively. The liability for this plan at year-end 2001 and 2000 was $1.1 million and $0.8 million, respectively, and is included in "Accrued expenses" in the accompanying consolidated balance sheets.

15. Selected Quarterly Financial Data (Unaudited)

Selected quarterly financial data for the Company and its subsidiaries for the fiscal years ended December 30, 2001 and December 31, 2000, is as follows:

2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Revenues	$135,003	$141,715	$142,207	$143,148
Operating income	$ 2,543	$ 6,417	$ 9,046	$ 6,178
Net income	$ 2,632	$ 5,323	$ 5,843	$ 5,581
Basic earnings per share	$ 0.13	$ 0.25	$ 0.28	$ 0.27
Diluted earnings per share	$ 0.12	$ 0.25	$ 0.27	$ 0.26

Fourth quarter 2001 results include the Jena operating charge of $3.0 million ($1.8 million after tax, or $0.09 per share).

2000	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Revenues	$130,508	$133,875	$135,888	$135,286
Operating income	$ 5,569	$ 5,080	$ 1,836	$ 6,427
Net income	$ 4,789	$ 4,838	$ 2,373	$ 4,994
Basic earnings per share	$ 0.22	$ 0.23	$ 0.11	$ 0.24
Diluted earnings per share	$ 0.22	$ 0.23	$ 0.11	$ 0.24

Third quarter 2000 results include the Jena operating charge of $3.8 million ($2.3 million after tax, or $0.11 per share).

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To WACKENHUT CORRECTIONS CORPORATION:

We have audited the accompanying consolidated balance sheets of Wackenhut Corrections Corporation (a Florida corporation) and subsidiaries as of December 30, 2001 and December 31, 2000, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the three fiscal years in the period ended December 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wackenhut Corrections Corporation and subsidiaries as of December 30, 2001 and December 31, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 30, 2001 in conformity with accounting principles generally accepted in the United States.

As explained in Note 2 to the financial statements, effective January 1, 2001, the Company changed its method of accounting for derivative instruments.

ARTHUR ANDERSEN LLP

West Palm Beach, Florida,
February 6, 2002.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

To the Shareholders of

WACKENHUT CORRECTIONS CORPORATION:

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. They include amounts based on judgments and estimates.

Representation in the consolidated financial statements and the fairness and integrity of such statements are the responsibility of management. In order to meet management's responsibility, the Company maintains a system of internal controls and procedures and a program of internal audits designed to provide reasonable assurance that the Company's assets are controlled and safeguarded, that transactions are executed in accordance with management's authorization and properly recorded, and that accounting records may be relied upon in the preparation of financial statements.

The consolidated financial statements have been audited by Arthur Andersen LLP, independent certified public accountants, whose appointment was ratified by shareholders. Their report expresses a professional opinion as to whether management's consolidated financial statements considered in their entirety present fairly, in conformity with accounting principles generally accepted in the United States, the Company's financial position and results of operations. Their audit was conducted in accordance with auditing standards generally accepted in the United States. As part of this audit, Arthur Andersen LLP considered the Company's system of internal controls to the degree they deemed necessary to determine the nature, timing, and extent of their audit tests which support their opinion on the consolidated financial statements.

The Audit Committee of the Board of Directors meets periodically with representatives of management, the independent certified public accountants and the Company's internal auditors to review matters relating to financial reporting, internal accounting controls and auditing. Both the internal auditors and the independent certified public accountants have unrestricted access to the Audit Committee to discuss the results of their reviews.



George R. Wackenhut
Chairman



George C. Zoley
Vice Chairman and Chief Executive Officer



John G. O'Rourke
Senior Vice President

THE BOARD OF DIRECTORS



George R. Wackenhut
Founder &
Chairman of the Board
WCC & The Wackenhut Corporation



Wayne H. Calabrese
President &
Chief Operating Officer
WCC



Norman A. Carlson
Former Director, Federal
Bureau of Prisons
Senior Lecturer
University of Minnesota



Benjamin R. Civiletti
Former Attorney General of
the United States
Chairman of the law firm
Venable, Baetjer & Howard



Richard H. Glanton
Partner in the law firm
Reed, Smith, Shaw &
McClay



George C. Zoley
Vice Chairman of the Board
& Chief Executive Officer
WCC



Dr. Manual J. Justiz
Dean, College of Education,
University of Texas at Austin
Former Director, National
Institute of Education



Philip L. Maslowe
Executive Vice President &
Chief Financial Officer
The Wackenhut Corporation



John R. Ruffle
Consultant & Former Vice
Chairman & Director
J.P. Morgan & Co.



Richard R. Wackenhut
Vice Chairman, President &
Chief Executive Officer
The Wackenhut Corporation

THE SENIOR OFFICERS



George C. Zoley
Vice Chairman of the Board
& Chief Executive Officer



Wayne H. Calabrese
President &
Chief Operating Officer



John G. O'Rourke
Senior Vice President, Chief
Financial Officer & Treasurer



John J. Bulfin
Senior Vice President &
General Counsel



Donald H. Keens
Senior Vice President
International Operations



John M. Hurley
Senior Vice President
North American Operations



Carol M. Brown
Senior Vice President
Health Services

Shareholder Information

Regional Offices

EASTERN REGION
Terry Terrell, Director of Operations
7121 Fairway Drive, Suite 301
Palm Beach Gardens, Florida 33418
Phone: 561.799.7676
Fax: 561.630.5412

CENTRAL REGION
Reed Smith, Director of Operations
1701 Directors Boulevard, Suite 220
Austin, Texas 78744
Phone: 512.416.8242
Fax: 512.441.7204

WESTERN REGION
J.D. Williams, Director of Operations
2600 Michelson Drive, Suite 270
Irvine, California 92612
Phone: 949-660-7166
Fax: 949-660-7721

International Offices

London, England
PREMIER CUSTODIAL GROUP, LTD.
Elaine Bailey, Managing Director
Berkshire Court, Western Road
Bracknell, Berkshire, England RG12 1RE
Phone: 441.344.386.300
Fax: 441.344.868.867

Sydney, Australia
AUSTRALASIAN CORRECTIONAL MANAGEMENT PTY LTD
Kevin Lewis, Managing Director
Level 18, AXA Centre
44 Market Street
Sydney, New South Wales 2000
Phone: 61.2.9262.6100
Fax: 61.2.9262.6005

Johannesburg, South Africa
SOUTH AFRICAN CUSTODIAL SERVICES
SOUTH AFRICAN CUSTODIAL MANAGEMENT
Stephen Korabie, Managing Director
Oak Place
Woodmead Office Park
Western Service Road, Sandton
Johannesburg, South Africa 2126
Phone: 27.11.802.4440
Fax: 27.11.802.4491


WHC
Listed
NYSE
THE NEW YORK STOCK EXCHANGE®

Symbol: WHC

Other Officers

Louis V. Carrillo
Vice President, Corporate Counsel
& Assistant Secretary

Ronald D. Champion
Vice President
International Business Development

Mathew J. DenAdel
Vice President
Pricing

Brian R. Evans
Corporate Controller

Kenneth N. Fortier
Vice President
Western Region

Dale W. Frick
Vice President
Business Development

Donald E. Houston
Vice President
Central Region

Lauren B. Kroger
Vice President
Correctional Health Services

Charles F. Lister
Vice President
Special Operations

Ron G. Maddux
Vice President
Project Development

Amber D. Martin
Vice President
Contract Compliance

Philip D. Mosciski
Vice President
Design Development

Margaret C. Pearson
Vice President, Corporate
Communications & Investor Relations

Cloid L. Shuler
Vice President
Eastern Region

Gregory M. Skeens
Vice President
Administration

Carlos A. Valdes-Fauli
Vice President
Design Services

David N.T. Watson
Vice President
Finance and Assistant Treasurer

Corporate and Shareholder Information
Corporate and shareholder information and a copy of the Company's Annual Report on Form 10-K, as filed with the Security and Exchange Commission, may be obtained free of charge by contacting Margaret Pearson, Vice President, Corporate and Investor Relations, at Wackenhut Corrections Corporation, 4200 Wackenhut Drive, Palm Beach Gardens, Florida 33410-4243 or by visiting the Company's website at www.wcc-corrections.com.

Auditors
ARTHUR ANDERSEN LLP
Phillips Point West Tower, Suite 1200
777 South Flagler Drive
West Palm Beach, Florida 33401

Corporate Counsel
Akerman Senterfitt Eidson P.A.
350 East Las Olas Boulevard
Ft. Lauderdale, Florida 33301

Transfer Agent and Registrar
Mellon Investor Services, LLC
85 Challenger Road, Overpeck Centre
Richfield Park, New Jersey 07660-2104
800-635-9270
www.mellon-investor.com

Notice of Annual Meeting
The Annual Shareholder Meeting for Wackenhut Corrections Corporation (WCC) will be held at the PGA National Resort, 4000 Avenue of the Champions, Palm Beach Gardens, Florida 33418 at 9:00 a.m. on May 2, 2002.

Forward-Looking Information
This Annual Report, including the management's discussion analysis of financial condition and results of operation, Corporate Profile and Letter to Shareholders contain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. "Forward-looking" statements are any statements that are not based on historical information. Words such as "expects", "anticipates", intends", "plans", "believes", "seeks", "estimates", and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors"), which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Future Factors include, but are not limited to, (1) the Company's ability to timely open facilities as planned, profitably manage such facilities and successfully integrate such facilities into the Company without substantial costs; (2) the instability of foreign exchange rates, exposing the Company to currency risks in Australia, Great Britain, New Zealand, and South Africa; (3) an increase in unreimbursed labor rates; (4) the Company's ability to expand correctional services and diversify its services in the mental health services market; (5) the Company's ability to win management contracts for which it has submitted proposals and to retain existing management contracts; (6) the Company's ability to raise capital given the short-term nature of the customers' commitment to the use of the Company's facilities; (7) the Company's ability to sub-lease or coordinate the sale of the Jena, Louisiana Facility with Correctional Properties Trust ("CPV"); (8) the Company's ability to project the size and growth of the U.S. and international privatized corrections industry; (9) the Company's ability to estimate the government's level of dependency on privatization; (10) the Company's ability to create long-term earnings visibility; (11) the Company's ability to obtain future low-interest financing; (12) the Company's exposure to rising general liability and workers' compensation insurance costs; (13) the parent Company's ability to consummate the merger with Group 4 Falck and transfer its majority ownership in the Company to Group 4 Falck; and (14) other future factors including, but not limited to, factors contained in this report and the Company's Securities and Exchange Commission filings.

WCC

WORLDWIDE HEADQUARTERS

4200 Wackenhut Drive • Palm Beach Gardens • Florida • 33410 • USA
Telephone 561.622.5656 800.666.5640
Website www.wcc-corrections.com